Form 10-K, Exhibit 13
period 1994-05-31
SUDBURY INC
filed 1994-08-25
CIK 811801

EXHIBIT (13)
- - -----------

SELECTED FINANCIAL DATA
                                1994 (A)    1993 (A)     1992 (A)     1991        1990
                                --------    --------     --------   --------    --------
                                      (Dollars in thousands, except per share amounts)
Net Sales:
  Ongoing operations            $250,329    $222,410      $198,197   $206,872    $221,222
  Businesses held for sale           315      50,221       156,678    174,678     234,907
                                --------    --------      --------   --------    --------
        TOTAL                    250,644     272,631       354,875    381,550     456,129

Special charges (B)               (5,956)     (1,681)      (46,315)   (51,851)

Gain on formation of joint
  venture (C)                                                                      16,298

Income (loss) from continu-
  ing operations before
  extraordinary gain               6,830       3,108       (56,410)   (64,088)      1,044

Extraordinary gain (D)                        78,805

Income (loss) from
  continuing operations            6,830      81,913       (56,410)   (64,088)      1,044

Income (loss) from continu-
  ing operations per share:
  Primary and fully diluted          .55          (E)           (E)        (E)         (E)

Cash dividends per common
  share

Assets                           114,200     116,456       162,233    237,071     315,465
Working capital (deficiency)      19,667      19,148       (27,583)  (119,123)     44,350
Short-term obligations             2,300       3,088        60,874    155,014      16,038
Long-term debt                    29,961      45,984        23,931      8,405      74,759
Liabilities deferred pursuant
  to Chapter 11                                             86,279
Convertible subordinated
  debentures                                                                       46,000
Subordinated notes with warrants                                                   25,000
Serial preferred stock                                       7,563      7,563       9,225
Stockholders' equity (deficit)    29,410     16,808        (56,833)      (423)     63,359
- - ------------------------

(A) As discussed more fully in Note B -- Proceedings Under Chapter 11 and Restructuring of the financial statements, the income statement amounts presented for 1994 and 1993 and the balance sheet amounts for 1993 and 1992 are not comparable to those of the prior periods as a result of the Company's reorganization.

(B) Refer to Note D -- Special Charges of the financial statements for a further discussion of these charges.

(C) In December 1989 the Company recognized a gain as a result of the sale of 65% of its interest in its General Products business.

(D) Refer to Note B -- Proceedings Under Chapter 11 and Restructuring of the financial statements for further discussion of this gain.

(E)   Calculations of net income (loss) per share are not meaningful as a result of the Company's reorganization described in Note B -- Proceedings Under
      Chapter 11 and Restructuring of the financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS - FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993:

SALES. The Company's net sales from ongoing operations for fiscal 1994 increased by 13% to $250.3 million from $222.4 million in the prior year. This sales improvement came from a $14.1 million increase in sales of existing products, $9.5 million of net new business and $4.3 million of price increases.

During the year the Company's sales to the automotive industry improved to $148 million which is a 19% increase over the prior year level of $124 million. The Company's Wagner Castings Company ("Wagner") and Industrial Powder Coatings, Inc. ("IPC") subsidiaries accounted for most of this increase as their volumes improved in line with the overall rise in demand which occurred over the past year in the domestic automotive industry. In addition, sales at Wagner increased by $6.8 million due to a full year's production of a new program which was started in fiscal year 1993 with Ford Motor Company of Europe and other indirect suppliers to Ford for Ford's "World Car" program.

Sales at the Company's Iowa Mold Tooling Company ("IMT") subsidiary increased by $4.6 million over the prior year as a result of increases in several of its construction related markets.

Sales of businesses held for sale decreased to $.3 million in fiscal 1994 from $50.2 million in the prior fiscal year due to the sale of 15 of the Company's businesses during fiscal 1993.

NET INCOME. The net income for the year of $6.8 million compares to income before extraordinary gain in the prior year of $3.1 million. Principal variations between the current period net income compared to the prior year are discussed below.

Operating income from ongoing operations before special charges increased by $4.7 million (45%), principally as a result of the $27.9 million increase in sales described above. Operating margins were negatively impacted by $1.1 million in fiscal 1994 due to significant price increases in scrap steel which is the principal raw material used by Wagner. Commitments with most of Wagner's major customers allow Wagner to pass on the majority of increases or decreases in the cost of scrap steel to those customers, however, these adjustments are generally passed along three to six months subsequent to the time the change occurs. During the latter part of fiscal 1994 and the early part of fiscal 1995, the cost of scrap steel stabilized, and as such, Wagner is not currently incurring significant additional costs, but there can be no assurance that this will continue. Also negatively impacting fiscal 1994's results was a charge of $.9 million recorded in selling and administrative expenses as a result of the Company's agreement to issue Jacques R. Sardas, Chairman, President and Chief Executive Officer of the Company, 479,893 stock options with exercise prices ranging from $3.17 to $5.69 per share, as described in Note K -- Stockholders'

Equity of the financial statements. These options were issued in settlement of Mr. Sardas' claim that under his employment agreement and related stock option agreement the Company was obligated to protect his 15% effective ownership position in the Company's Common Stock from the dilution created as a result of the issuance of the Series A, B and C Participation Certificates.

Operating income of businesses held for sale before special charges decreased by $1.1 million to a level of zero reflecting the impact of their sale in the prior fiscal year.

Special charges increased by $4.3 million during the current fiscal year to a level of $6.0 million as a result of expenses recognized in connection with the January 1992 employment agreement with Mr. Sardas. This agreement was confirmed as part of the Company's Plan of Reorganization. These charges include expenses of $4.7 million associated with stock options and a $1.3 million cash bonus accrual which are both subject to the achievement of certain performance targets described in Note D -- Special Charges of the financial statements. The charge relating to the stock options was noncash and because these options are currently exercisable, no future charges will be required to account for these options. Expense for Mr. Sardas' cash bonus, which is payable in January 1996, is being accrued over the period of the employment agreement and may vary with changes in the market value of the Company's Common Stock. Special charges of $1.7 million in the prior fiscal year related to consulting and other expenses incurred under the Company's restructuring program.

Interest expense decreased by $1.8 million due to reductions in debt (a) caused by the Company's asset sale program, (b) due to cash flow from increased profitability, and (c) in connection with the Company's existing credit facility which provides the Company with a revolving line of credit. The Company's previous credit facility did not include a revolving line of credit and cash balances could not be applied against debt.

The Company favorably settled two lawsuits and resolved a preconfirmation liability resulting in income of $.8 million in the current fiscal year as described in Note E -- Settlement of Preconfirmation Liabilities of the financial statements. Other income of $.5 million in the current fiscal year principally related to the receipt of miscellaneous contingent proceeds and escrows relating to previous asset sales.

An income tax benefit of $.2 million resulted from refunds received by the Company due to the favorable resolution of certain state tax disputes. The Company recorded a deferred tax asset of $1.4 million in fiscal 1994 which principally related to the Company's $7.1 million net operating loss carryforward generated after emergence from bankruptcy described in Note L -- Income Taxes of the financial statements which the Company believes will be utilized through the generation of taxable income in future years.

As approximately 60% of the Company's sales are dependent on the automotive markets in the United States and Europe, related profits will be dependent on sales of vehicles in these markets during fiscal year 1995. The Company experienced strong sales from the automotive market during the current fiscal year.

RESULTS OF OPERATIONS - FISCAL YEAR 1993 COMPARED TO FISCAL YEAR 1992:

SALES. The Company's net sales from ongoing operations for fiscal 1993 increased to $222.4 million from $198.2 million in the prior year. This 12% increase was principally caused by increased sales at the Company's automotive and truck related businesses.

During fiscal 1993, the Company's net sales to the automotive industry increased by $26.9 million over the prior year. This increase was principally due to increased volume on existing parts as a result of the general improvement in the automotive industry over the past year and from a new program started by Wagner with Ford Motor Company in Europe and other indirect suppliers to Ford for Ford's "World Car" program which accounted for $8.0 million of new business. As a result of the large increase in sales during the year, Wagner's Decatur, Illinois facility experienced continued orders in excess of capacity. To better meet its production requirements, Wagner re-opened its Havana, Illinois facility in March 1993, which facility had been closed for approximately two years.

Sales of businesses held for sale decreased to $50.2 million in fiscal 1993 from $156.7 million in the prior fiscal year which reflected the impact of the sale of most of these businesses during the 1993 fiscal year.

NET INCOME. The net income for the 1993 fiscal year before extraordinary gain was $3.1 million compared to a net loss of $56.4 million in the prior fiscal year. This improvement was primarily due to (a) increases in operating profits of $7.5 million and $1.7 million for ongoing operations and businesses held for sale, respectively; (b) a decrease in interest expense of $5.9 million and (c) decreases in special charges of $44.6 million.

During fiscal 1993, all six of the Company's businesses operated profitably. Several of the Company's businesses had improved operating results due to (a) increases in sales discussed previously, (b) gross margin improvements arising from manufacturing efficiency improvements and cost reductions which were achieved in the 1993 fiscal year, and (c) changes in product mix. Fiscal 1993 results were negatively impacted by a $.9 million charge relating to postretirement benefits under Financial Accounting Standards No. 106. IMT was also impacted negatively in fiscal 1992 as a result of a labor strike which lasted approximately one month. Fiscal 1992's results also reflect a $.5 million benefit from the settlement and termination of one of the Company's defined benefit pension plans.

Also contributing to the improvement in operating profits from ongoing operations was a reduction in the Corporate office expenses of $2.7 million which was due principally to administrative expense reductions in line with the down-sizing of the Company and the impact in the prior year of operational and other related consulting expenses which were incurred as a result of the Company's financial difficulties.

The interest expense decrease of $5.9 million was principally due to the reduction of unsecured debt as a result of the Plan and reductions in debt caused by the Company's asset sale program.

Special charges in fiscal 1993 of $1.7 million represented expenses incurred in connection with the Company's restructuring process while the prior year's special charges of $46.3 million included (a) $36.5 million for reserves for loss on sales of businesses, (b) $4.2 million for the write-off of certain deferred costs and (c) $5.6 million in restructuring expenses.

LIQUIDITY AND CAPITAL RESOURCES
- - -------------------------------
The Company's financial position improved significantly during fiscal 1994 as its operating activities provided cash of $17.1 million compared to $6.8 million in the prior fiscal year. This improvement came principally from higher profitability before the current year's noncash special charges. Operating cash flows were applied primarily to reduce outstanding indebtedness and to fund capital expenditures.

Long-term debt at May 31, 1994 was $32.3 million, a decrease of $16.8 million from May 31, 1993. Long-term debt represents 52% of long-term debt plus stockholders' equity at May 31, 1994, compared to 74% at the end of fiscal 1993.

The Company has an asset-based $48,000,000 credit facility ("Credit Facility") which expires in May 1996. The Credit Facility provides the Company with a $33.8 million revolving line of credit, an $11.2 million term loan and a $3.0 million capital expenditure facility. As of May 31, 1994, the Company had borrowed $9.7 million under its revolving line of credit and had $21.6 million of additional borrowing capacity based on the asset-based advance rate formulas contained in the Credit Facility agreement. The Company had not borrowed under the capital expenditure facility as of May 31, 1994. This facility provides the Company funds for 75% of the cost of eligible capital expenditures.

The Credit Facility is structured in a form whereby each of the Company's six operating subsidiaries is a borrower and the Company is the guarantor. The Credit Facility limits the amounts that each of the six operating subsidiaries can distribute to the parent or loan to each other. Under an amendment to the Credit Facility the limit on capital expenditures was increased to $15.3 million for fiscal 1995. The Credit Facility does not allow the Company to pay dividends to its stockholders.

Capital expenditures for ongoing operations were $7.0 million in fiscal 1994 compared with $3.0 million in fiscal 1993. The increase in capital expenditures was mainly attributable to facility improvements and expansions in an effort to improve capacity and quality at the Company's businesses and to comply with certain environmental regulatory requirements. The Company currently has capital expenditure commitments for fiscal 1995 of $4.8 million. Most of these commitments relate to equipment which will be purchased to facilitate a new plant which the Company's IPC subsidiary will start up in fiscal 1995. This facility will powder coat steel blanks under a seven year agreement (subject to certain conditions) with a major appliance manufacturer and is expected to begin full production in early fiscal 1996.

As a result of IPC's new facility and major capital expenditure programs at the Company's Wagner Castings Company subsidiary which are mainly targeted to improving capacity, quality and cost, the Company expects to substantially increase capital expenditure levels in fiscal 1995.

As a result of the Company's profitability, it expects to start paying federal income taxes in fiscal 1995 as it will have utilized all of its net operating loss carryforwards which were generated subsequent to emergence from Chapter 11.

The Company received $2.4 million during fiscal year 1994 from the collection of notes receivable related to subsidiaries which were sold in fiscal 1993. These funds were used by the Company to reduce bank debt under its Credit Facility.

The Company believes that funds available under the Credit Facility and funds generated from operations will be sufficient to satisfy its anticipated operating needs and capital improvements for fiscal 1995.

OTHER MATTERS. The Company's current and previous businesses operate in a variety of locations and industries where environmental situations could exist based on current or past operations. Certain operating and non-operating subsidiaries of the Company have been named as potentially responsible parties ("PRPs") liable for cleanup costs by the United States Environmental Protection Agency ("EPA"), state regulatory authorities and private parties with respect to several sites in various states, including Minnesota, Ohio, Pennsylvania and Texas. The Company continues to evaluate the environmental conditions and its potential liability at these sites.

The Company has initiated corrective action and/or preventive environmental projects to ensure the safe and lawful operation of its facilities. In fiscal year 1994, capital expenditures of $1.6 million were made for projects to limit hazardous substances and pollution at the Company's South Coast Terminals, Inc. and Wagner Castings Company subsidiaries. For known environmental conditions, the Company, with the assistance of environmental engineers and consultants, has accrued $5,263,000 to cover estimated future environmental expenditures. While the ultimate result of both known and unknown environmental conditions cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on its financial condition or results of operations.

At May 31, 1994, the Company reduced the discount rate used to measure the obligations for pension and postretirement welfare plans at one subsidiary from 8.25% to 8.0% in recognition of lower prevailing long-term interest rates. The combined effect of this discount rate and other assumption changes on fiscal year 1995 pension and other postretirement benefit expenses is not expected to be material.

At May 31, 1994, the pension liability of one of the Company's subsidiaries was remeasured as described in Note M -- Retirement Plans of the financial statements. As a result, the minimum pension liability was adjusted from $.8 million at May 31, 1993 to $2.2 million at May 31, 1994; the related intangible asset was adjusted from $.8 million to $1.4 million; and stockholders' equity was reduced by $.6 million. The adjustment in the minimum pension liability at May 31, 1994 resulted mainly from an increase in pension fund liabilities due to the previously discussed decrease in the discount rate and a lower than expected rate of return on plan assets during the current period.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

From October, 1984 to January, 1992, the Company's Common Stock was listed on the NASDAQ National Market System of the National Association of Securities Dealers, Inc. ("NASDAQ") under the symbol "SUDS." Subsequent to January, 1992, the Common Stock had been traded in the over-the-counter market in the National Daily Quotation Bureau Pink Sheets ("Pink Sheets") and in April, 1993 began trading via the OTC Bulletin Board ("Bulletin Board") under the symbol "SUBY." On September 28, 1993, the Company's Common Stock was re-listed on NASDAQ under the symbol "SUDS."

Notwithstanding the eligibility for trading in the Pink Sheets or the Bulletin Board, during the first quarter of the 1994 fiscal year there was limited trading activity and thus, there was no established public trading market for the Company's Common Stock until its listing on NASDAQ on September 28, 1993. During the 1993 fiscal year, the high and low closing bid quotations as reported in the Pink Sheets or the Bulletin Board ranged from a high bid of $4.75 to a low bid of $.06*. During the 1994 fiscal year, the high and low closing bid quotations as reported on NASDAQ or the Bulletin Board ranged from a high bid of $8.00 to a low bid of $4.375. The following table sets forth the high and low closing bid quotations as reported either on NASDAQ, the Pink Sheets or the Bulletin Board. The prices represent quotations between dealers without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

PERIOD                                                   HIGH                         LOW
- - ------                                                  ------                       ------
YEAR ENDED MAY 31, 1994
- - -----------------------
First quarter                                         $4.75                        $4.375
Second quarter                                         7.25                         5.375
Third quarter                                          8.00                         5.50
Fourth quarter                                         7.50                         6.875

YEAR ENDED MAY 31, 1993
- - -----------------------
First quarter*                                        $ .06                        $ .06
Second quarter                                         1.50                          .94
Third quarter                                          2.00                         1.50
Fourth quarter                                         4.75                         2.13

- - ------------------------

* The prices quoted for this period makes no adjustment to reflect the 46-for-1 reverse split effective September 1, 1992, which took place in connection with the Company's emergence from Chapter 11 of the United States Bankruptcy Code. See Note B -- Proceedings Under Chapter 11 and Restructuring of the financial statements.

On August 9, 1994, there were approximately 1,225 record holders of the Company's Common Stock.

The Company has never paid dividends on shares of Common Stock and does not expect to pay dividends in the foreseeable future. Pursuant to the provisions of the Company's Credit Facility, the Company is not permitted to pay cash dividends to its stockholders.

                                               CONSOLIDATED STATEMENTS OF OPERATIONS
                                               -------------------------------------
                                                  SUDBURY, INC. AND SUBSIDIARIES
                                                  ------------------------------
For the Fiscal Year Ended May 31, 1994, the Nine Months Ended May 31, 1993
(Successor), the Three Months Ended August 31, 1992 (Predecessor), and the
Fiscal Year Ended May 31, 1992 (See Note B)

                                                        (Dollars in thousands, except per share amounts)
                                                    Successor                                 Predecessor
                                             ---------------------------              --------------------------
                                                                 Nine        ||        Three
                                              Year               Months      ||        Months            Year
                                              Ended              Ended       ||        Ended             Ended
                                              May 31,            May 31,     ||        Aug.31,           May 31,
                                               1994               1993       ||         1992              1992
                                             --------           --------     ||       --------          --------
                                                                             ||
Net sales:                                                                   ||
Ongoing operations                           $250,329            $170,310    ||       $ 52,100          $198,197
Businesses held for sale                          315              19,328    ||         30,893           156,678
                                             --------            --------    ||       --------          --------
           Total                              250,644             189,638    ||         82,993           354,875
                                                                             ||
Costs and expenses:                                                          ||
   Costs of products sold:                                                   ||
      Ongoing operations                      211,254             145,770    ||         44,394           171,272
      Businesses held for sale                    151              16,646    ||         26,679           137,705
                                             --------            --------    ||       --------          --------
           Total                              211,405             162,416    ||         71,073           308,977
                                                                             ||
   Selling and administrative                                                ||
    expenses:                                                                ||
      Ongoing operations                       23,945              16,365    ||          5,426            23,975
     Businesses held for sale                     164               2,039    ||          3,755            19,610
                                             --------            --------    ||       --------          --------
         Total                                 24,109              18,404    ||          9,181            43,585
                                                                             ||
   Special charges                              5,956                 586    ||          1,095            46,315
                                             --------            --------    ||       --------          --------
                                                                             ||
      OPERATING INCOME (LOSS)                   9,174               8,232    ||          1,644           (44,002)
                                                                             ||
Interest expense - net                         (3,848)             (4,111)   ||         (1,520)          (11,550)
Settlement of preconfirmation                                                ||
 liabilities                                      846                        ||
Other income (expense)                            484              (1,023)   ||            226              (640)
                                             --------            --------    ||       --------          --------
                                                                             ||
Income (loss) before                                                         ||
 income taxes                                   6,656               3,098    ||            350           (56,192)
Income tax expense (benefit)                     (174)                290    ||             50               218
                                             --------            --------    ||       --------          --------
                                                                             ||
    INCOME (LOSS) BEFORE                                                     ||
       EXTRAORDINARY GAIN                       6,830               2,808    ||            300           (56,410)
                                                                             ||
Extraordinary gain -                                                         ||
 forgiveness of                                                              ||
 prepetition liabilities                                                     ||         78,805
                                             --------            --------    ||       --------          --------
                                                                             ||
    NET INCOME (LOSS)                        $  6,830            $  2,808    ||       $ 79,105          $(56,410)
                                             ========            ========    ||       ========          ========
                                                                             ||
Net income per share:                                                        ||
  Primary                                    $    .55            $    .24    ||          N/A               N/A
                                             ========            ========    ||       ========          ========
  Fully diluted                              $    .55            $    .23    ||          N/A               N/A
                                             ========            ========    ||       ========          ========

See notes to consolidated financial statements.

                                                    CONSOLIDATED BALANCE SHEETS
                                                    ---------------------------
                                                  SUDBURY, INC. AND SUBSIDIARIES
                                                  ------------------------------


                                                       MAY 31, 1994 AND 1993

(Dollars in thousands)

ASSETS
- - ------
                                                    1994            1993
                                                   --------        --------
CURRENT ASSETS
    Cash and cash equivalents                      $  1,885        $  5,284
    Accounts receivable, less allowance
     for doubtful accounts (in 1994: $412,
     in 1993: $705)                                  39,272          32,902
    Inventories                                      18,592          19,853
    Net assets of businesses held for sale                              500
    Prepaid expenses and other                        2,380           4,183
                                                   --------        --------

                    TOTAL CURRENT ASSETS             62,129          62,722

PROPERTY, PLANT AND EQUIPMENT
    Land and land improvements                        2,191           2,222
    Buildings                                        17,163          15,421
    Machinery and equipment                          38,534          33,830
                                                   --------        --------
                                                     57,888          51,473
    Less accumulated depreciation                    11,450           4,991
                                                   --------        --------

      NET PROPERTY, PLANT AND EQUIPMENT              46,438          46,482

OTHER ASSETS
    Notes receivable                                    408           2,770
    Net assets of businesses held for sale            2,000           2,000
    Intangible pension asset                          1,359             758
    Other assets                                      1,866           1,724
                                                   --------        --------
                    TOTAL OTHER ASSETS                5,633           7,252
                                                   --------        --------

                                                   $114,200        $116,456
                                                   ========        ========



See notes to consolidated financial statements.

                                              CONSOLIDATED BALANCE SHEETS--CONTINUED
                                              --------------------------------------
                                                  SUDBURY, INC. AND SUBSIDIARIES
                                                  ------------------------------


                                                       MAY 31, 1994 AND 1993

(Dollars in thousands)

LIABILITIES AND STOCKHOLDERS' EQUITY
- - ------------------------------------
                                                     1994            1993
                                                   ---------      -----------
CURRENT LIABILITIES
   Trade accounts payable                           $ 18,504       $ 19,665
   Accrued compensation and employee benefits         10,000          8,845
   Other accrued expenses                             11,658         11,976
   Current maturities of long-term debt                2,300          3,088
                                                    --------       --------

     TOTAL CURRENT LIABILITIES                        42,462         43,574

LONG-TERM DEBT                                        29,961         45,984

OTHER LONG-TERM LIABILITIES                           12,367          9,540

DEFERRED INCOME TAXES                                                   550


STOCKHOLDERS' EQUITY
  Common Stock--par value $0.01 per share;
    authorized 20,000,000 shares; 10,233,932
    (10,000,000 at May 31, 1993) shares
    issuable and deemed outstanding                      102            100
  Additional paid-in capital                          20,224         13,900
  Retained earnings                                    9,638          2,808
  Minimum pension liability adjustment - net            (554)
                                                    --------       --------

     TOTAL STOCKHOLDERS' EQUITY                       29,410         16,808
                                                    --------       --------

                                                    $114,200       $116,456
                                                    ========       ========



See notes to consolidated financial statements.

                                     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                  SUDBURY, INC. AND SUBSIDIARIES
                                                  ------------------------------
                            For the Fiscal Year Ended May 31, 1994, the Nine Months Ended May 31, 1993
                                (Successor), the Three Months Ended August 31, 1992 (Predecessor),
                                              and the Fiscal Year Ended May 31, 1992

                                                 (Dollars and shares in thousands)


                            PREDECESSOR         SUCCESSOR            PREDECESSOR                                          MINIMUM
                              SERIAL          COMMON STOCK           COMMON STOCK         ADDITIONAL       RETAINED       PENSION
                             PREFERRED       --------------         --------------         PAID-IN         (DEFICIT)     LIABILITY
                               STOCK         AMOUNT  SHARES         AMOUNT  SHARES         CAPITAL         EARNINGS      ADJUSTMENT
                            -----------      ------  ------         ------  ------        ---------       ----------     ----------
BALANCE AT MAY 31, 1991     $ 7,563          $-0-     -0-           $131    13,107        $57,509         $ (65,626)     $ -0-

 Net loss for 1992                                                                                          (56,410)
                            -------          ----    -------        ----    -------       -------         ---------      ------

BALANCE AT MAY 31, 1992       7,563           -0-     -0-            131    13,107         57,509          (122,036)       -0-

Net income for three
  months ended August 31,
  1992 (Predecessor)                                                                                         79,105

Effects of reorganiza-
  tion (Note B):
    Fresh Start adjustments                                                                (8,272)
    Elimination of accumu-
      lated deficit                                                                       (42,931)           42,931
    Cancellation of predeces-
      sor shares and issu-
      ance of new shares     (7,563)          100     10,000        (131)  (13,107)         7,594
                            -------          ----    -------        ----    -------       -------         ---------      ------

BALANCE AT AUGUST 31, 1992    -0-             100     10,000         -0-      -0-          13,900             -0-          -0-

Net income for nine
  months ended May 31,
  1993 (Successor)                                                                                            2,808
                            -------          ----    -------        ----    -------       -------         ---------      ------

BALANCE AT MAY 31, 1993       -0-             100     10,000         -0-      -0-          13,900             2,808        -0-

Net income for 1994                                                                                           6,830

Stock options to Chief
  Executive Officer
  (Note K)                                                                                  5,547

Exercise of participation
  certificates and stock
  options                                       2        234                                  680

Tax benefits from exercise
  of stock options                                                                             97

Adjustment for minimum
  pension liability - net                                                                                                  (554)
                            -------          ----    -------        ----    -------       -------         ---------      ------

BALANCE AT MAY 31, 1994     $ -0-            $102     10,234        $-0-      -0-         $20,224         $   9,638      $ (554)
                            =======          ====    =======        ====    =======       =======         =========      ======


See notes to consolidated financial statements.

                                    - 11 -

                                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                               -------------------------------------
                                                  SUDBURY, INC. AND SUBSIDIARIES
                                                  ------------------------------
For the Fiscal Year Ended May 31, 1994, the Nine Months Ended May 31, 1993
(Successor), the Three Months Ended August 31, 1992 (Predecessor), and the
Fiscal Year Ended May 31, 1992 (See Note B)
                                                              Successor                         Predecessor
                                                       ------------------------     ||     -------------------------
                                                                         Nine       ||      Three
                                                         Year            Months     ||      Months           Year
(Dollars in thousands)                                   Ended           Ended      ||      Ended            Ended
                                                        May 31,         May 31,     ||      Aug.31,          May 31,
                                                         1994            1993       ||       1992             1992
                                                       -------         --------     ||     --------         --------
                                                                                    ||
OPERATING ACTIVITIES:                                                               ||
  Income (loss) before extra-                                                       ||
    ordinary gain                                     $  6,830          $ 2,808     ||     $    300         $(56,410)
  Items included not affecting cash:                                                ||
    Depreciation and amortization:                                                  ||
      Ongoing operations                                 8,314            5,220     ||        1,829            7,346
      Businesses held for sale                              47            1,079     ||        1,137            6,521
    Deferred taxes and other                              (351)              26     ||          (53)             (29)
    Special charges                                      5,956                      ||                        40,740
  Changes in operating assets and liabilities:                                      ||
    Ongoing operations                                  (3,630)          (4,176)    ||         (327)           2,056
    Businesses held for sale                               (28)            (713)    ||         (366)           4,623
                                                       -------         --------     ||     --------         --------
        NET CASH PROVIDED BY                                                        ||
          OPERATING ACTIVITIES                          17,138            4,244     ||        2,520            4,847
                                                                                    ||
INVESTING ACTIVITIES:                                                               ||
  Purchases of property, plant and equipment:                                       ||
     Ongoing operations                                 (6,951)          (2,225)    ||        (781)           (2,445)
     Businesses held for sale                                               (38)    ||        (162)           (2,078)
  Proceeds from sale of businesses                         666           23,889     ||      10,687             2,303
  Proceeds from collection of notes                                                 ||
   receivable                                            2,362              545     ||
  Contingent payments to former                                                     ||
   owners of acquired businesses                          (188)                     ||        (678)           (1,052)
  Proceeds from sale of property,                                                   ||
   plant, equipment and other - net                        171               65     ||          15               429
                                                      --------         --------     ||     -------          --------
        NET CASH (USED IN) PROVIDED BY                                              ||
          INVESTING ACTIVITIES                          (3,940)          22,236     ||       9,081            (2,843)
                                                                                    ||
FINANCING ACTIVITIES:                                                               ||
  Borrowings, refinancings and repayments:                                          ||
     Short and long-term borrowings                    238,788           35,045     ||          21               782
     Reductions of debt                               (256,067)         (67,055)    ||     (13,194)           (3,511)
  Common stock issued                                      682                      ||
                                                      --------         --------     ||     -------          --------
        NET CASH USED IN FINANCING                                                  ||
          ACTIVITIES                                   (16,597)         (32,010)    ||     (13,173)           (2,729)
                                                      --------         --------     ||     -------          --------
                                                                                    ||
        DECREASE IN CASH AND                                                        ||
         CASH EQUIVALENTS                               (3,399)          (5,530)    ||      (1,572)             (725)
                                                                                    ||
  Cash and cash equivalents at                                                      ||
    beginning of period                                  5,284           10,814     ||      12,386            13,111
                                                      --------         --------     ||     -------          --------
                                                                                    ||
        CASH AND CASH EQUIVALENTS                                                   ||
          AT END OF PERIOD                            $  1,885         $  5,284     ||     $10,814          $ 12,386
                                                      ========         ========     ||     =======          ========

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE A -- SUMMARY OF ACCOUNTING POLICIES

CONSOLIDATION: The consolidated financial statements include the accounts of Sudbury, Inc. and its subsidiaries (the "Company"). Significant intercompany balances and transactions have been eliminated.

CASH: The Company considers liquid instruments with a maturity of 90 days or less at date of purchase to be cash equivalents. As of May 31, 1994 and May 31, 1993, $1,640,000 and $1,503,000 of cash balances, respectively, reflected restricted funds set aside to pay prospective property and casualty insurance claims at the Company's captive insurance company. At May 31, 1993, $4,836,000 of the cash balance was restricted and was used to reduce bank debt subsequent to the end of the fiscal year.

INVENTORIES: Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out method (LIFO) for approximately 85% and 82% of the Company's inventories at May 31, 1994 and 1993, respectively, and by the first-in, first-out (FIFO) method for all other inventories. The FIFO method would approximate the current cost.

PROPERTIES AND DEPRECIATION: Property, plant and equipment are stated at cost. As discussed in Note B, in conjunction with the emergence from Chapter 11 bankruptcy proceedings, the Company implemented Fresh Start reporting and, accordingly, all property, plant and equipment was restated to reflect reorganization value, which approximates fair value in continued use. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets. With minor exceptions straight-line composite rates for depreciation of plant assets are as follows: buildings 20 to 40 years; machinery, equipment and fixtures 10 years.

ENVIRONMENTAL EXPENDITURES: Environmental expenditures that pertain to current operations or relate to future revenues are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that result from the remediation of an existing condition caused by past operations, that do not contribute to current or future revenues, are expensed. Liabilities are recognized for remedial activities when the cleanup is probable and the cost can be reasonably estimated.

NET INCOME PER SHARE: For the fiscal year ended May 31, 1994 and nine months ended May 31, 1993, primary and fully diluted net income per share were calculated by dividing net income applicable to common stock by the average common stock outstanding and common stock equivalents. As a result of the changes in ownership and capital structure from the Company's amended Plan of Reorganization, primary and fully diluted net income per share calculations are not relevant for the three months ended August 31, 1992 and for fiscal year 1992.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE A -- SUMMARY OF ACCOUNTING POLICIES - CONTINUED

INCOME TAXES: The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income
Taxes" ("SFAS No. 109").   Under SFAS No. 109,  the  deferred  income tax
liability is determined based on the difference between the financial statement and tax basis of assets and liabilities measured by the enacted tax rates which will be in effect when these differences reverse. Prior to September 1, 1992, the Company accounted for income taxes under the provisions of Statement of Financial Accounting Standards No. 96 "Accounting for Income Taxes" ("SFAS No.96").

RECLASSIFICATIONS: Certain prior years' amounts have been reclassified to conform to the 1994 presentation.


NOTE B - PROCEEDINGS UNDER CHAPTER 11 AND RESTRUCTURING

On January 10, 1992, the Company filed a petition (relative only to Sudbury, Inc. and not to its subsidiaries) under Chapter 11 of the United States Bankruptcy Code. The Chapter 11 filing was made to implement an agreement in principle which had been reached with the Company's major creditor groups regarding a restructuring plan and the related sales of a substantial number of its business units.

The Company's amended Plan of Reorganization (the "Plan") was confirmed by the Bankruptcy Court by Order dated August 18, 1992 and became effective on September 1, 1992 (the "Effective Date"). Distributions under the Plan commenced on October 15, 1992.

The Plan implemented a restructuring of the Company by providing for a new amortization schedule for the repayment of the indebtedness owed to its secured lender banks and a significant reduction of the Company's indebtedness to subordinated debtholders and certain other unsecured creditors through the conversion of debt into equity of the restructured Company.

In order to repay the indebtedness owed to the secured lender banks as provided by the Plan, the Company implemented a business plan with an asset disposition program involving the sale of a substantial number of its subsidiaries which sales generated aggregate net cash proceeds of approximately $37.6 million.

In May 1993, the Company successfully completed the refinancing of its existing bank debt by obtaining a three-year asset-based $48,000,000 Credit Facility ("Credit Facility") with a new secured lender group. This new Credit Facility allowed the Company to retain six core businesses and cease the previous asset sale process except for the Company's 35% investment in General Products Delaware Corporation which is included in net assets of businesses held for sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE B -- PROCEEDINGS UNDER CHAPTER 11 AND RESTRUCTURING - CONTINUED

As a result of the Company's emergence from Chapter 11, certain amounts presented on the statements of operations for the year ended May 31, 1994 and the nine month period ended May 31, 1993, principally for interest expense, and on the statements of cash flows for the year ended May 31, 1994 and the nine months ended May 31, 1993 are not comparable to the prior periods and therefore a solid double line has been placed between the amounts. Also, net income per share amounts for the Company prior to its emergence from Chapter 11 are not presented as a result of the reorganization.

In implementing the Plan, the Company adopted "Fresh Start" reporting on September 1, 1992 pursuant to the Statement of Position 90-7 of the American Institute of Certified Public Accountants, entitled "Financial Reporting By Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7") which caused material changes in the amounts and classifications reported in the consolidated historical financial statements.

The following financial information represents the effects of implementing the Plan and applying Fresh Start reporting under SOP 90-7 on the Company's historical consolidated balance sheet at August 31, 1992 (in thousands):

                                                                        Adjustments
                                                              --------------------------------             As
ASSETS                                       Historical       Plan (A)         Fresh Start (B)       Adjusted
- - ------                                       ----------       --------         ---------------       --------
Current assets                               $ 64,517         $                 $  1,249             $ 65,766
Property, plant and
 equipment, net                                48,568                                176               48,744
Intangibles, net                                7,636                             (7,636)                   0
Net assets of businesses
 held for sale                                 22,439                                                  22,439
Other assets                                    3,757                                                   3,757
                                             --------         --------          --------             --------

                                             $146,917         $  -0-            $ (6,211)            $140,706
                                             ========         ========          ========             ========
LIABILITIES AND
- - ---------------
  STOCKHOLDERS' EQUITY (DEFICIT)
  ------------------------------
Current liabilities                          $ 85,844         $                 $  1,607 (C)         $ 87,451
Deferred income taxes                           1,394                               (844)(D)              550
Other long-term liabilities                     6,659                              1,000 (C)            7,659
Long-term debt                                 23,274                                298 (C)           23,572
New notes, net of original
 issue discount                                                   7,474                                 7,474
Liabilities deferred pursuant
 to proceedings under
 Chapter 11                                    86,279           (86,279)                                   0
Stockholders'(deficit) equity                 (56,533)           78,805           (8,272)              14,000
                                             --------         ---------         --------             --------

                                             $146,917         $  -0-            $ (6,211)            $140,706
                                             ========         =========         ========             ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE B -- PROCEEDINGS UNDER CHAPTER 11 AND RESTRUCTURING - CONTINUED

NOTES:

(A) Reflects the conversion of certain unsecured obligations to equity in accordance with the Plan and the issuance of $10 million face amount of new subordinated debt which has been discounted to fair market value.

(B) Reflects the impact of recording assets and liabilities at fair value under SOP 90-7 assuming a reorganization value of the Company of $14 million at the Effective Date. In determining the reorganization value of the Company, the value for the retained subsidiaries was calculated by considering a number of factors customarily utilized in such valuation methodologies, which was then reduced by actual and estimated liabilities of the Company. For the companies held for sale, the value was derived from the anticipated net realizable value of those companies based primarily on offers which have been received for those assets, which proceeds would be used to reduce a like amount of secured bank debt.

(C) Represents a $2,000,000 reserve established for limited indemnification obligations to certain of the Company's present and former officers and directors which were provided for under the Plan. The remainder of this accrual of $905,000 principally represents other contractual liabilities which arose under the Plan.

(D) To record the impact of SFAS No. 109 which the Company was required to adopt under Fresh Start reporting on the Effective Date.

The impact of the Plan resulted in an extraordinary gain from forgiveness of prepetition liabilities in the amount of $78,805,000 which is reflected in the Company's statement of operations for the three month period ended August 31, 1992. The gain from forgiveness of prepetition liabilities qualifies for exemption from federal income tax under Section 108(a)(1) of the Internal Revenue Code relating to the discharge of indebtedness in Chapter 11 cases. Consequently, the Company has not recognized taxable income related to debt forgiveness.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE C -- INVENTORIES

The components of inventories are summarized as follows (in thousands):

                                                                             1994         1993
                                                                           -------      -------
        Raw materials and supplies                                         $ 8,315      $ 7,619
        Work in process                                                      6,995        8,275
        Finished products                                                    3,664        4,202
                                                                           -------      -------
                Total at FIFO                                               18,974       20,096
        Less excess of FIFO cost over LIFO values                              382          243
                                                                           -------      -------
                                                                           $18,592      $19,853
                                                                           =======      =======


NOTE D -- SPECIAL CHARGES

Special charges of $5,956,000 in fiscal 1994 relate to accruals recorded in connection with the achievement of certain performance targets established in the January 1992 employment agreement ("Agreement") with Jacques R. Sardas, Chairman, President and Chief Executive Officer of the Company. The Agreement was confirmed as part of the Plan. The special charges include a noncash charge of $4,650,000 which represents the estimated value of 653,595 stock options granted to Mr. Sardas on September 1, 1992, which are exercisable in increments after the fair value of the Company exceeds value targets ranging from $15,000,000 to $35,000,000. The Company determined, and an appraisal by an investment banking firm confirmed in accordance with procedures specified in the Agreement, that performance targets established in the Agreement had been met as of February 28, 1994 and therefore the options became exercisable. The remaining $1,306,000 of the special charges represents expense associated with the estimated cash bonus payable to Mr. Sardas at the end of the Agreement in January 1996. The charge is based on the cash bonus to which Mr. Sardas is entitled under the Agreement. The bonus amount equals 5% of the net fair value of the Company in excess of $35,000,000 at the expiration of the Agreement and is being amortized over the term of the Agreement. Amortization of the bonus expense subsequent to the initial charge made on February 28, 1994 has been included as part of the Company's selling and administrative expenses.

Special charges of $586,000 recorded for the nine months ended May 31, 1993 and $1,095,000 for the three months ended August 31, 1992 represent consulting and other expenses incurred under the Company's restructuring program.

Included in the Company's operations for fiscal 1992 were special charges of $46,315,000 which included (a) $36,500,000 for reserves for potential losses on sales of businesses which were anticipated to be sold, (b) $2,444,000 for the write-off of costs capitalized previously under SFAS No. 96 as they related principally to assets anticipated to be sold, (c) $1,796,000 for the write-off of deferred financing costs on the Company's bank and subordinated debt which were deemed to have no ongoing value given the Company's Chapter 11 filing, and
(d) $5,575,000 for consulting and other expenses incurred under the Company's restructuring program.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE E -- SETTLEMENT OF PRECONFIRMATION LIABILITIES

Two lawsuits which had been pending in United States Bankruptcy Court against the Company and several of its former officers and directors were settled in February 1994. The lawsuits related to events which occurred prior to the Company's entry into and emergence from bankruptcy. Under the Plan, the Company had retained certain indemnification obligations with respect to the defendants who were former officers or former directors of the Company. These obligations were limited to $2 million. The lawsuits were settled using $765,000 of funds which had been previously held in escrow, $616,000 of the Company's funds, and funds contributed by co-defendants. The Company also resolved an insurance-related bankruptcy claim in February 1994. As a result of these aforementioned settlements, the Company recognized an $846,000 benefit as such settlements were for less than the amounts reserved for such claims.


NOTE F -- CONTINGENCIES AND COMMITMENTS

The Company is party to a number of lawsuits and claims arising out of the conduct of its business, including those relating to commercial transactions, product liability and environmental, safety and health matters.

The Company, using historical trends, actuarially calculates the estimated amount of its current exposure for product liability. The Company is insured for amounts in excess of established deductibles and accrues for the estimated liability described above up to the limits of the deductibles. Other claims and lawsuits are handled on a case-by-case basis. The Company is also self-insured for health care and workers' compensation up to predetermined amounts, above which third party insurance applies.

All operating locations acquired by the Company since 1984 operate in a variety of locations and industries where environmental situations could exist based on current or past operations. Certain operating and non-operating subsidiaries of the Company have been named as potentially responsible parties ("PRPs") liable for cleanup of known environmental conditions. For known environmental situations, the Company, with the assistance of environmental engineers and consultants, has accrued $5,263,000 to cover estimated future environmental expenditures. During fiscal 1994, the EPA agreed in principle to accept $500,000 in settlement of its pending claims at one such site, which was within the amount previously accrued by the Company. The Company has initiated corrective action and/or preventative environmental projects to ensure the safe and lawful operation of its facilities. There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or accrued at May 31, 1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE F -- CONTINGENCIES AND COMMITMENTS - CONTINUED

While the ultimate result of the above contingencies cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the consolidated financial position or results of operations of the Company.

Under the terms of the January 1992 employment agreement with Jacques R. Sardas, Chairman, President and Chief Executive Officer of the Company, if Mr. Sardas' employment is terminated for cause, or from Mr. Sardas' death, disability or voluntary resignation before the end of his employment agreement in January 1996, the Company is obligated to pay to Mr. Sardas in cancellation of his currently exercisable 1,764,706 stock options the appraised value of the shares underlying the options, less the exercise price thereof.
In addition, the Company would also be obligated to pay to Mr. Sardas the cash bonus described in Note D, which is based on 5% of the net fair value of the Company in excess of $35,000,000. Based on the closing price of the Company's Common Stock on May 31, 1994, the obligation for the options and bonus would total $14,489,000 in the aggregate. The Company is the beneficiary of a key-man life insurance policy in the amount of $14,000,000. The proceeds of this policy would be used to fulfill the Company's obligation in the event of Mr. Sardas' death.

At May 31, 1994, the Company has commitments to purchase $4,833,000 in machinery and equipment.


NOTE G -- DISPOSITIONS

During fiscal 1994 the Company sold one business for net cash proceeds of $666,000. During fiscal 1993 the Company sold 14 of its businesses for aggregate net cash proceeds of $34,576,000 and promissory notes for $2,770,000 which were subject to offsets for contingent liabilities. The Company sold certain businesses during fiscal 1992 for aggregate net cash proceeds of $2,303,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE H -- STATEMENTS OF CASH FLOWS INFORMATION

                                                     Successor                         Predecessor
                                             -------------------------         -------------------------
                                                               Nine             Three
                                              Year             Months           Months           Year
                                              Ended            Ended            Ended            Ended
                                              May 31,          May 31,          Aug.31,          May 31,
                                               1994             1993             1992             1992
                                             ---------        --------         --------         --------
                                                               (In thousands)
Funds (used) provided by changes
in operating assets and
liabilities of ongoing
operations are as follows:

   Accounts receivable                       $(6,370)         $(5,663)    ||     $ 1,953          $ (3,859)
   Inventories                                 1,261           (1,666)    ||      (1,374)            5,062
   Prepaid expenses and other                  1,803           (1,115)    ||         984               758
   Trade accounts payable                     (1,161)           5,035     ||       1,491               589
   Accrued expenses                              837             (767)    ||      (3,381)             (494)
                                             -------          -------     ||     -------          --------
                                             $(3,630)         $(4,176)    ||     $  (327)         $  2,056
                                             =======          =======     ||     =======          ========
                                                                          ||
Cash payments (refunds):                                                  ||
   Interest                                    3,635            3,708     ||       2,090             7,264
   Taxes                                        (154)             200     ||          19               173
                                                                          ||
Non-cash transactions                                                     ||
 excluded from the statements                                             ||
 of cash flows:                                                           ||
        Capital leases                           139            1,132     ||
        Notes receivable                                        2,770     ||
                                                                          ||

NOTE I -- LONG-TERM DEBT

Long-term debt consisted of the following at May 31 (in thousands):

                                                                                1994                1993
                                                                             ----------          ---------
Revolving Line of Credit                                                       $ 9,689            $22,629
Bank Term Loans                                                                  9,053             11,200
Subordinated Notes                                                               8,149              7,738
PIK Notes                                                                          665                665
Industrial Revenue Bonds                                                           550              1,780
Real estate mortgage notes                                                       2,649              2,885
Capitalized leases                                                               1,079              1,276
Assumed debt and other                                                             427                899
                                                                               -------            -------
                                                                                32,261             49,072
     Less current maturities                                                     2,300              3,088
                                                                               -------            -------
                                                                               $29,961            $45,984
                                                                               =======            =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE I -- LONG-TERM DEBT - CONTINUED

The Credit Facility, which expires in May 1996, provides a $33,800,000 Revolving Line of Credit, an $11,200,000 Bank Term Loan and a $3,000,000 capital expenditure facility. The Credit Facility is secured by substantially all of the assets of the Company. The Company's Credit Facility is set up in the form whereby each of the six operating subsidiaries is a borrower and the Company is a guarantor. Covenants require the Company, and each of its six subsidiaries to maintain certain fixed charge, working capital, debt and net worth ratios. The Credit Facility also places limits on the amounts that each of the six operating subsidiaries can distribute or loan to the parent. At May 31, 1994, restricted net assets of the six operating subsidiaries were $43,900,000. The Company is not permitted to pay dividends to its stockholders pursuant to the terms of the Credit Facility.

As of May 31, 1994, $2,479,000 of the Revolving Line of Credit was utilized to secure the Company's irrevocable letters of credit. These letters of credit were issued primarily for insurance purposes. As of May 31, 1994 the Company had the ability to borrow an additional $21,632,000 under the Revolving Line of Credit. The Revolving Line of Credit bears interest at the prime rate plus 1 1/2% and has unused line fees of .25% and letter of credit fees of 1 1/2% all payable on a monthly basis. As a result of the Company's financial performance in fiscal 1994, effective September 1, 1994, the Revolving Line of Credit interest rate will be reduced by .25% to the prime rate plus 1 1/4%. In addition, if certain financial targets are achieved by the Company, the interest rate has the potential to be reduced by another .25% in fiscal 1996.

The Bank Term Loan is payable on a monthly basis based on a seven year amortization and bears interest at the rate of prime plus 1 3/4%.

As of May 31, 1994, the Company did not have any borrowings under the $3,000,000 capital expenditure facility portion of the Credit Facility. Under this portion of the Credit Facility, borrowings are permitted in $500,000 increments of an amount representing 75% of the cost of qualifying capital expenditures. The capital expenditure facility bears interest at rates ranging from prime plus 1 1/2% to prime plus 1 3/4%.

The Subordinated Notes represent $10,000,000 principal amount of five year, 8 3/5% Senior Subordinated Pay-In-Kind Notes issued in accordance with the Plan. Due to the below market interest rate for this type of debt instrument at issuance, a discount of $2,526,000 was recorded against this debt, making the effective rate 16%, and is being amortized over the five year term of the
indebtedness.   At May 31, 1994 the unamortized debt discount was $1,851,000.
Interest is payable semi-annually, however, prior to the refinancing of the bank debt in May of 1993, the Subordinated Notes provided that interest payments would be made through the issuance of additional promissory notes in the aggregate principal of the amount of interest owed (the "PIK Notes"). The terms and conditions of the PIK Notes are identical to the Subordinated Notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE I -- LONG-TERM DEBT - CONTINUED

The Industrial Revenue Bonds as of May 31, 1994 represent debt used for construction and expansion and are payable quarterly through December 1999 with an interest rate of 7.45%.

Real estate mortgage notes are payable to a former owner of a subsidiary. The notes bear interest at 8.5% and are payable monthly through June 2002.

Capitalized leases represent capital equipment acquired with monthly payments through June 1998.

The future maturities of long-term debt outstanding at May 31, 1994 for the four fiscal years ending May 1999 and thereafter are as follows: $17,818,000 in 1996, $713,000 in 1997, $11,497,000 in 1998, $524,000 in 1999 and $1,260,000
thereafter.

In 1993, contractual interest expense amounted to $7,422,000 which is $1,689,000 in excess of reported interest expense. Contractual interest expense for 1992 amounted to $13,783,000 which is $2,138,000 in excess of the reported interest expense.


NOTE J -- OTHER LONG-TERM LIABILITIES

Amounts classified under the caption "Other Long-Term Liabilities" as of May 31 consist of the following (in thousands):

                                                                                1994         1993
                                                                              ---------    ---------
   Environmental reserves                                                      $ 3,984      $4,478
   Accrued pension costs                                                         3,674       1,915
   Post-retirement benefit obligations                                           1,679         937
   Reserves for self-insurance and other                                         1,645       2,210
   Accrued compensation                                                          1,385
                                                                               -------      ------
                                                                               $12,367      $9,540
                                                                               =======      ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SUDBURY, INC. AND SUBSIDIARIES


NOTE K -- STOCKHOLDERS' EQUITY

PREDECESSOR SERIAL PREFERRED STOCK: Pursuant to the terms of the Plan described in Note B, effective September 1, 1992, holders of 94,535 shares of the then outstanding Serial Preferred Stock of the Company exchanged these shares for 294,118 shares of Common Stock of the Company and 1,359,694 Participation Certificates (described below).

COMMON STOCK: The Plan provided for the issuance of 10,000,000 shares (all of which are deemed outstanding) of Common Stock of the Company to former creditors, common and preferred stockholders and employees in the Sudbury Savings and Profit Sharing Plan. As of May 31, 1994, 9,632,000 shares had been issued to these constituents. The amount, if any, of the distribution of the remaining Common Stock will be dependent upon the final resolution of pending or disputed claims against the Company.

PREDECESSOR COMMON STOCK: Pursuant to the terms of the Plan, effective September 1, 1992, holders of the 13,106,796 shares of then outstanding common stock of the Company exchanged these shares for 294,118 shares of Common Stock of the Company and 1,359,694 Participation Certificates (described below).

PARTICIPATION CERTIFICATES: Under the provisions of the Plan, as of September 1, 1992, holders of the Company's Predecessor Common Stock and Predecessor Serial Preferred Stock were granted Series A, Series B and Series C Participation Certificates. The Series A Participation Certificates are rights to purchase 619,194 shares of Common Stock and expire on September 1, 1996.
The Series B Participation Certificates are rights to purchase 651,784 shares of Common Stock and expire on September 1, 1999. The Series C Participation Certificates are rights to purchase 1,448,410 shares of Common Stock and expire on September 1, 2002. The Participation Certificates are subject to adjustment for changes in the Company's capitalization.

The Series A and B Participation Certificates have increasing exercise prices and are as follows:

                                                                           Exercise Price
                                                                   -----------------------------
                                                                   Series A             Series B
                                                                   --------             --------
        September 1, 1992 - August 31, 1993                         $2.99                $5.37
        September 1, 1993 - August 31, 1994                          3.08                 5.53
        September 1, 1994 - August 31, 1995                          3.17                 5.69
        September 1, 1995 - August 31, 1996                          3.27                 5.86
        September 1, 1996 - August 31, 1997                          N/A                  6.04
        September 1, 1997 - August 31, 1998                          N/A                  6.34
        September 1, 1998 - August 31, 1999                          N/A                  6.66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE K -- STOCKHOLDERS' EQUITY - CONTINUED

The Series C Participation Certificates are not exercisable by their holders until the closing price or the average of the reported closing bid and asked prices of the Common Stock has averaged over the specified price per share (the "Trigger Price") for 20 consecutive days. Thereafter, the Series C Participation Certificates may be exercised at the option of the holder at any time. The Trigger Price and related exercise price increase each year and are as follows:

                                                                   Trigger              Exercise
                                                                    Price                 Price
                                                                   -------              --------
        September 1, 1992 - August 31, 1993                         $ 9.18               $4.590
        September 1, 1993 - August 31, 1994                           9.46                4.730
        September 1, 1994 - August 31, 1995                           9.74                4.870
        September 1, 1995 - August 31, 1996                          10.03                5.015
        September 1, 1996 - August 31, 1997                          10.33                5.165
        September 1, 1997 - August 31, 1998                          10.85                5.425
        September 1, 1998 - August 31, 1999                          11.39                5.695
        September 1, 1999 - August 31, 2000                          11.96                5.980
        September 1, 2000 - August 31, 2001                          12.55                6.275
        September 1, 2001 - August 31, 2002                          13.18                6.590


Participation Certificate activity was as follows:

                                                            Series A         Series B         Series C
                                                            --------         --------         --------
        Outstanding at May 31, 1993                          619,194          651,784         1,448,410
             Exercised                                      (172,300)         (11,632)
                                                            --------          -------         ---------
        Outstanding at May 31, 1994                          446,894          640,152         1,448,410
                                                             =======          =======         =========


EMPLOYEE STOCK OPTIONS: Under the terms of the Company's January 1992 employment agreement ("Agreement") with Jacques R. Sardas, the Chairman, President and Chief Executive Officer of the Company, effective September 1, 1992, Mr. Sardas was granted options for 1,764,706 shares of Common Stock. All such options have an exercise price of $.01 per share and a term of five years. Of these options, 1,111,111 were exercisable as of March 1, 1993 and the remaining 653,595 options were to be exercisable in 130,718 share increments after the fair value of the Company exceeded value targets ranging from $15,000,000 to $35,000,000. The Company had determined, and an appraisal by an investment banking firm confirmed in accordance with procedures specified in the Agreement, that the performance targets had been met and, therefore, all remaining options were exercisable. As a result, in fiscal 1994 the Company recorded a $4,650,000 special charge for the value of the 653,595 options. As of May 31, 1994, none of the 1,764,706 options had been exercised.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE K -- STOCKHOLDERS' EQUITY - CONTINUED

In May 1994, the Company reached an agreement in principle with Mr. Sardas regarding settlement of his claim that under his employment agreement and related stock option agreement the Company was obligated to protect his 15% effective ownership position in the Company's Common Stock from the dilution created as a result of the issuance of the Series A, B and C Participation Certificates under the Plan. Under this agreement, 479,893 stock options were issued to Mr. Sardas to give him the equivalent of 15% of the total common shares reserved for issuance under the Participation Certificates and these options. The option prices range from $3.17 to $5.69 per share. Of these options, 224,291 are exercisable upon issuance and the remaining 255,602 options are exercisable in January 1996. The Company recorded a charge of $897,000 in selling and administrative expense for fiscal 1994 which represents the difference between the option price and the fair value of the Common Stock.

The Plan provided for the continuation of the 1990 Stock Option Plan (under which no options had previously been issued) and allows for the granting of up to 619,195 options for shares of the Company's Common Stock subject to adjustment for changes in the Company's capitalization. These options are intended to qualify as incentive or non-statutory stock options under the Internal Revenue Code. The option price is the fair market value of the shares on the date of the grant and the options are exercisable over periods ranging from one to five years after grant date. Options may be granted through April 2000.

Stock option activity under the 1990 Stock Option Plan was as follows:

                                                            Shares               Option Prices
                                                            -------              --------------
        Outstanding at September 1, 1992                        -0-

             Granted                                        420,000              $1.75 to $3.75
                                                            -------

        Outstanding at May 31, 1993                         420,000              $1.75 to $3.75

             Granted                                        110,000              $6.875
             Exercised                                      (50,000)             $1.75
             Cancelled                                      (50,000)             $3.75
                                                            -------

        Outstanding at May 31, 1994                         430,000              $1.75 to $6.875
                                                            =======

At May 31, 1994, there were a total of 2,034,706 options exercisable by employees under the 1990 Stock Option Plan and by Jacques R. Sardas at prices ranging from $.01 to $3.75.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE L -- INCOME TAXES

Components of income tax (benefit) expense are as follows (in thousands):

                                             Successor                               Predecessor
                                       --------------------                    --------------------------
                                                    Nine            ||          Three
                                        Year        Months          ||          Months            Year
                                        Ended       Ended           ||          Ended             Ended
                                        May 31,     May 31,         ||          Aug.31,           May 31,
                                         1994        1993           ||           1992              1992
                                       --------    --------         ||         --------          --------
                                                                    ||
Federal - current                      $  1,511                     ||
        - deferred                       (1,511)                    ||
State and local                            (174)   $    290         ||         $     50          $    218
                                       --------    --------         ||         --------          --------
                                                                    ||
Total income tax                                                    ||
 (benefit) expense                     $   (174)   $    290         ||         $     50          $    218
                                       =========   ========         ||         ========          ========


Reconciliations of the total income tax (benefit) expense from amounts computed by applying the U.S. Federal income tax rate of 34% to income (loss) before income tax expense are as follows (in thousands):

                                             Successor                               Predecessor
                                       --------------------                  --------------------------
                                                    Nine            ||          Three
                                        Year        Months          ||          Months            Year
                                        Ended       Ended           ||          Ended             Ended
                                        May 31,     May 31,         ||          Aug.31,           May 31,
                                         1994        1993           ||           1992              1992
                                       --------    --------         ||         --------          --------
                                                                    ||
Computed tax provision at                                           ||
 statutory Federal rate                $ 2,263     $ 1,053          ||         $    119          $(19,105)
Increase (decrease) in                                              ||
 taxes resulting from:                                              ||
   State taxes, net of                                              ||
    federal income taxes                  (113)        191          ||               33               144
   Effect of Fresh Start                                            ||
    reporting and                                                   ||
    business combinations                              473          ||              176               236
   Effect of temporary                                              ||
    differences                         (1,241)     (1,427)         ||             (570)           15,082
   Unrecognized net                                                 ||
    operating loss                                                  ||              286             3,985
   Utilization of net                                               ||
    operating loss                      (1,373)                     ||
   Other items                             290                      ||                6              (124)
                                       -------     -------          ||         --------          --------
                                       $  (174)    $   290          ||         $     50          $    218
                                       =======     =======          ||         ========          ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE L -- INCOME TAXES - CONTINUED

Significant components of the Company's deferred income tax assets and liabilities at May 31, 1994 are as follows (in thousands):

Deferred income tax liabilities:
       Book basis of fixed assets in
       excess of tax basis                     $(6,259)
       Other                                    (2,505)
                                               -------
           Total deferred tax liabilities                       $(8,764)

Deferred income tax assets:
   Net operating loss carryforwards            $ 7,011
   Capital loss carryforwards                    2,784
   Other accruals and reserves                   9,538
                                               -------
   Total deferred tax assets                                     19,333

Valuation allowance                                              (9,214)
                                                                -------
Net deferred tax asset                                          $ 1,355
                                                                =======

SFAS No. 109 requires the establishment of a valuation allowance when it is more likely than not that deferred tax assets will not be realized. During the year ended May 31, 1994, the valuation allowance increased by $6,000.

As discussed in Note B, the Company filed a Plan of Reorganization with the United States Bankruptcy Court. Upon confirmation of the Plan on September 1, 1992, the Company experienced a change in ownership for purposes of Section 382 of the Internal Revenue Code. Under Section 382 an annual limitation of approximately $900,000 is placed upon the Company's existing net operating loss and capital loss carryforwards as of September 1, 1992. At August 31, 1992 the Company has a net operating loss carryforward of approximately $24,300,000 and an alternative minimum tax loss carryforward of $8,969,000, both of which expire in the years 2006 through 2008. In addition, the Company has a capital loss carryforward of $5,045,000 which expires in the years 1996 through 1998.

In addition to the above items the Company has available as of May 31, 1994 for federal income tax purposes, a net operating loss carryforward of approximately $7,430,000 and an alternative minimum tax loss carryforward of approximately $11,854,000, both of which will expire in the year 2008. The Company also has a capital loss carryforward of approximately $7,953,000 which will expire in 1998. These loss carryforwards relate to the period subsequent to emerging from bankruptcy and are not subject to limitation under Section 382.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE M -- RETIREMENT PLANS

The Company maintains a defined benefit pension plan that covers the union employees of a subsidiary. Benefits are determined by years of service. The Company's funding policy is consistent with the requirements of federal laws and regulations. Pension plan assets consist primarily of common stocks, bonds and government obligations.

The following sets forth the funded status and amounts recognized in the consolidated balance sheets (in thousands):

                                                                       1994                      1993
                                                                   ------------              ------------
                                                                   ACCUMULATED               ACCUMULATED
                                                                     BENEFITS                  BENEFITS
                                                                   EXCEED PLAN               EXCEED PLAN
                                                                      ASSETS                    ASSETS
                                                                   -----------               -----------
        Actuarial present value of benefit
          obligations:
              Vested                                                 $21,600                   $20,602
              Accumulated                                                799                       770
                                                                     -------                   -------
              Projected                                               22,399                    21,372
        Plan assets at fair value                                     18,640                    19,457
                                                                     -------                   -------

        Plan assets less than projected
          benefits                                                    (3,759)                   (1,915)

        Items not yet recognized:
          Net loss (gain)                                                937                      (764)
          Net obligations existing at transition                       1,319                     1,477
          Prior service cost                                              40                        45
          Adjustment required to recognize
            minimum liability                                         (2,211)                     (758)
                                                                     -------                   -------

        Net pension liability                                        $(3,674)                  $(1,915)
                                                                     =======                   =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE M -- RETIREMENT PLANS - CONTINUED

The provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS No. 87") require the Company to record a minimum pension liability relating to unfunded pension obligations and, to the extent possible, establish an offsetting intangible asset. Because the intangible asset recognized may not exceed the amount of unrecognized prior service cost, the balance of the liability at the end of the period is reported as a separate reduction to stockholders' equity, net of tax benefits. At May 31, 1994, this minimum pension liability was remeasured, as required by SFAS No. 87. As a result, the minimum pension liability was adjusted from $758,000 at May 31, 1993 to $2,211,000 at May 31, 1994; the related intangible asset was adjusted from $758,000 to $1,359,000; and stockholders' equity was reduced by $554,000 (net of applicable deferred income taxes of $298,000). The adjustment in the minimum pension liability at May 31, 1994 resulted mainly from an increase in pension fund liabilities due to a decrease in the discount rate and a lower than expected rate of return on plan assets during the current period.

The components of net periodic pension cost for the defined benefit plan are as follows (in thousands):

                                                         1994                 1993                 1992
                                                       --------             --------             --------
Service cost                                           $   360              $   325              $   415
Interest cost on projected
  benefit obligation                                     1,728                1,726                1,648
Actual return on plan assets                              (451)              (1,888)              (1,923)
Net amortization and deferral                           (1,002)                 529                  717
                                                       -------              -------              -------

  Net periodic pension cost                            $   635              $   692              $   857
                                                       =======              =======              =======

Assumptions for the plan were:

  Discount rate - pension expense                        8.25%                8.75%                   9%
  Expected long-term rate of return
    on assets                                               9%                   9%                   9%
  Discount rate - projected benefit
    obligation                                              8%                8.25%                   9%

The cost for defined contribution plans was $633,000 in fiscal year 1994. The majority of such plans provide for matching of employee contributions and for discretionary contributions. The defined contribution plans cover hourly and salaried employees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE N -- POSTRETIREMENT MEDICAL PLAN

One of the Company's subsidiaries maintains an unfunded postretirement welfare plan which provides certain contributory and non-contributory health care and life insurance benefits for employees who retired on or before December 31, 1991 and their dependents. Future hourly retirees are eligible for life insurance coverage upon retirement at age 55 or later with at least five years of service.

In fiscal 1993 the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS No. 106"). The Company elected delayed recognition of the transition obligation, which will be amortized over a 20 year period. SFAS No. 106 requires companies to recognize the estimated future costs of providing health and other post-retirement benefits on an accrual basis. These benefits have previously been recognized as incurred.

The following sets forth the plan's funded status (in thousands):

Accumulated postretirement benefit obligation (APBO):

                                                                            May 31,              May 31,
                                                                             1994                 1993
                                                                            -------              -------
        Retirees                                                            $12,762              $12,407
        Fully eligible active plan participants                                 313                  304
        Other active plan participants                                          324                  315
                                                                            -------              -------
              Total APBO                                                     13,399               13,026

        Unrecognized transition obligation                                  (11,720)             (12,089)
                                                                            -------              -------

              Accrued balance sheet liability                               $ 1,679              $   937
                                                                            =======              =======

Net periodic postretirement benefit cost included
the following components:
                                                                             1994                 1993
                                                                            -------              -------

              Service cost                                                  $    16              $    19
              Interest cost                                                   1,031                1,222
              Amortization of transition obligation                             654                  779
                                                                            -------              -------

                 Total expense                                              $ 1,701              $ 2,020
                                                                            =======              =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE N -- POSTRETIREMENT MEDICAL PLAN - CONTINUED

The assumed annual rate of increase in the per capita cost of covered health care benefits was 11.75% in 1994 (13% in 1993) and the rate is assumed to decrease by 1% annually to 5.75% in the year 2000. The assumed annual rate of increase in the per capita cost of covered dental care benefits was 9.75% in 1994 (11% in 1993) and the rate is assumed to decrease by 1% annually to 5.75% in the year 1998. A one percentage point increase in the assumed annual cost trend rates would have increased the APBO as of May 31, 1994 by $1,603,000 and the aggregate service and interest cost components of the net periodic postretirement benefit cost for 1994 by $137,000.

The weighted average annual discount rate used in determining the APBO was 8.0% in 1994 and 8.25% in 1993.


NOTE O -- OPERATING LEASES

Rental expense under operating leases was $3,406,000 in 1994 ($3,069,000 in 1993 and $2,867,000 in 1992) for ongoing operations and $1,104,000 in 1993 and $2,852,000 in 1992 for businesses held for sale. Leases are principally for rental of facilities and contain renewal rights to extend the terms from five to fifteen years. At May 31, 1994, future minimum payments under non-cancelable operating leases with initial or remaining terms of more than one year were as follows: 1995 - $1,764,000; 1996 - $1,436,000; 1997 -
$1,014,000; 1998 - $858,000; 1999 - $466,000 and $1,397,000 thereafter.


NOTE P -- BUSINESS SEGMENT INFORMATION

The Company operates in one business segment - the manufacture of industrial products.

Net sales to two customers with which the Company has long-standing customer relationships amounted to $35 million and $31 million, respectively, in 1994 ($26 million and $24 million in 1993 and $24 million and $23 million in 1992).

At May 31, 1994 and 1993, accounts receivable from companies in the automotive and truck industries were approximately 56% and 52%, respectively, of total accounts receivable. Credit is extended based on an evaluation of the customer's financial condition, and generally collateral is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE Q -- QUARTERLY FINANCIAL DATA (UNAUDITED)

                              FIRST       SECOND         THIRD        FOURTH
                             QUARTER      QUARTER       QUARTER       QUARTER
                             -------      -------       -------       -------
1994:                                (In thousands, except share data)
- - ----
  Net sales:
    Ongoing operations       $54,444      $60,584       $60,765       $74,536
    Businesses held for sale     315
                             -------      -------       -------       -------
      Total net sales        $54,759      $60,584       $60,765       $74,536
                             =======      =======       =======       =======
  Gross profit:
    Ongoing operations       $ 7,243      $ 9,076       $ 9,038       $13,718
    Businesses held for sale     164
                             -------      -------       -------       -------
      Total gross profit     $ 7,407      $ 9,076       $ 9,038       $13,718
                             =======      =======       =======       =======

  Special charges - Note D                                5,956
  Settlement of precon-
   firmation liabilities                                    846
  Net income (loss)          $ 1,082      $ 3,232       $(2,653)      $ 5,169
  Net income (loss) per share:
    Primary                  $   .09      $   .26       $  (.21)      $   .41
                             =======      =======       ========      =======
    Fully diluted            $   .09      $   .26       $  (.21)      $   .41
                             =======      =======      ========       =======


                           Predecessor              Successor
                           -----------    -----------------------------------
                              FIRST       SECOND         THIRD        FOURTH
                             QUARTER      QUARTER       QUARTER       QUARTER
                             -------      -------       -------       -------
1993:                                (In thousands, except share data)
- - ----                                  ||
                                      ||
  Net sales:                          ||
    Ongoing operations       $52,100  ||    $55,255       $52,242       $62,813
    Businesses held for sale  30,893  ||     16,667         2,046           615
                             -------  ||    -------       -------       -------
      Total net sales        $82,993  ||    $71,922       $54,288       $63,428
                             =======  ||    =======       =======       =======
  Gross profit:                       ||
    Ongoing operations       $ 7,706  ||    $ 8,519       $ 6,776       $ 9,245
    Businesses held for sale   4,214  ||      2,468           359          (145)
                             -------  ||    -------       -------       -------
      Total gross profit     $11,920  ||    $10,987       $ 7,135       $ 9,100
                             =======  ||    =======       =======       =======
                                      ||
  Special charges - Note D     1,095  ||        494           146           (54)
  Extraordinary gain -                ||
   forgiveness of                     ||
   prepetition liabilities    78,805  ||
  Net income (loss)          $79,105  ||    $ 1,164       $  (205)      $ 1,849
  Net income (loss) per               ||
    share:                            ||
      Primary                $  (A)   ||    $   .10       $  (.02)      $   .16
                             =======  ||    =======       ========      =======
      Fully diluted          $  (A)   ||    $   .10       $  (.02)      $   .15
                             =======  ||    =======       ========      =======

(A)  Per share amounts are irrelevant due to reorganization.

REPORT OF INDEPENDENT AUDITORS


Stockholders and Board of Directors
Sudbury, Inc.

We have audited the accompanying consolidated balance sheets of Sudbury, Inc. and subsidiaries (the "Company") as of May 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended May 31, 1994, the nine-months ended May 31, 1993, the three-months ended August 31, 1992 and the year ended May 31, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sudbury, Inc. and subsidiaries at May 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for the year ended May 31, 1994, the nine months ended May 31, 1993, the three months ended August 31, 1992 and the year ended May 31, 1992, in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, effective September 1, 1992, the Company changed its method of accounting for income taxes and post-retirement benefits other than pensions.




                                              Ernst & Young LLP





Cleveland, Ohio
July 18, 1994