Form 10-K, Exhibit 13
period 1995-05-31
SUDBURY INC
filed 1995-08-18
CIK 811801

EXHIBIT 13
----------

SELECTED FINANCIAL DATA  (A)
                                     1995           1994             1993             1992            1991
                                   --------       --------         --------         --------        --------
                                      (Dollars in thousands, except per share amounts)
Net Sales:
  Ongoing operations               $305,435       $250,329         $222,410         $198,197        $206,872
  Businesses held for sale                             315           50,221          156,678         174,678
                                   --------       --------         --------         --------        --------
            TOTAL                   305,435        250,644          272,631          354,875         381,550

Special charges (B)                                 (5,956)            (586)                         (51,851)
Reorganization items (C)                                             (1,095)         (46,315)

Income (loss) before
  extraordinary gain                 13,572          6,830            3,108          (56,410)        (64,088)

Extraordinary gain (C)                                               78,805

Net income (loss)                    13,572          6,830           81,913          (56,410)        (64,088)

Net income per common
  share                                1.07            .55              (D)              (D)              (D)

Cash dividends per common
  share                                  -              -                -                -               -

Assets                              129,637        114,200          116,456          162,233         237,071
Working capital (deficiency)         15,762         19,667           19,148          (27,583)       (119,123)
Short-term obligations                  678          2,300            3,088           60,874         155,014
Long-term debt                       17,978         29,961           45,984           23,931           8,405
Liabilities deferred pursuant
  to Chapter 11                                                                       86,279
Serial preferred stock                                                                 7,563           7,563
Stockholders' equity (deficit)       44,552         29,410           16,808          (56,833)           (423)
-------------------------

(A)     As discussed more fully in Note P -- Proceedings Under Chapter 11 and Restructuring of the financial statements, the Company emerged from Chapter 11 of the Federal Bankruptcy Code on September 1, 1992.  Accordingly,
        financial data presented for periods subsequent to the date of emergence are not comparable to prior periods.

(B)     Refer to Note C -- Special Charges of the financial statements for a further discussion of these charges.

(C)     Refer to Note P -- Proceedings Under Chapter 11 and Restructuring of the financial statements for a further discussion of these items.

(D)     Calculations of net income per share are not meaningful as a result of the Company's reorganization described in
        Note P -- Proceedings Under Chapter 11 and Restructuring of the financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS - FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994:

SALES. The Company's net sales for fiscal 1995 increased by 22% to $305.4 million from $250.6 million in the prior year. This sales improvement of $54.8 million came from a $27.3 million increase in sales of existing products, $21.1 million of net new business and $6.4 million of price increases.

Each of the Company's subsidiaries experienced sales increases over the prior year. During the year the Company's sales to the automotive industry improved to $186 million which is a 26% increase over the prior year level of $148 million. The Company's Wagner Castings Company ("Wagner") and Industrial Powder Coatings, Inc. ("IPC") subsidiaries accounted for most of this increase as their volumes improved in line with the overall rise in demand which occurred over the past year in the domestic automotive industry. At Wagner, $10.8 million of new business arose from the start-up of Ford Motor Company's North American version of its "World Car" program which consists of the Ford Contour and Mercury Mystique.

Sales at the Company's Iowa Mold Tooling Company subsidiary increased by $8.6 million over the prior year as a result of improvements in several of its construction related markets.

GROSS PROFIT. Gross profit (net sales less costs of products sold) for fiscal 1995 increased by $11.7 million to $51.0 million from $39.3 million in the prior year. Gross profit as a percentage of net sales was 16.7% for fiscal 1995 compared to 15.7% in the prior year. The increase in margin rate came from increased sales volume, improved operating efficiencies and a $.9 million favorable impact in scrap steel prices at Wagner as scrap steel prices did not escalate as rapidly as they had in the prior year. Commitments with most of Wagner's major customers allow Wagner to pass on the majority of increases or decreases in the cost of scrap steel to these customers, however, these adjustments are generally passed along three to six months subsequent to the time the change occurs.

SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses as a percentage of net sales decreased to 9.3% in fiscal 1995 from 9.6% in the prior year due principally to higher sales. In terms of dollars, such expenses increased by $4.2 million due primarily to a $3.3 million increase in the expense related to a contractual bonus accrued for Jacques R. Sardas, Chairman, President and Chief Executive Officer of the Company under his January 1992 employment agreement ("1992 Agreement") which was confirmed as part of the Company's Plan of Reorganization. The bonus, payable to Mr. Sardas at the end of the 1992 Agreement in January 1996, is based on an amount which equals 5% of the net fair value of the Company in excess of $35 million at the expiration of the 1992 Agreement. The bonus expense is being amortized over the term of the 1992 Agreement. The actual bonus payment under the 1992 Agreement will be determined based on an independent appraisal of the fair value of the Company at the end of the 1992 Agreement in January 1996 and may vary from amounts previously accrued by the Company. At May 31, 1995, the Company had accrued $4.8 million for the bonus payable to Mr. Sardas. Also impacting the increase in selling and administrative expenses was an increase in selling expenses associated with higher revenues.

SPECIAL CHARGES.  Special charges of $6.0 million were recognized in fiscal 1994 in connection with the aforementioned 1992 Agreement with Mr. Sardas. These charges include expenses of $4.7 million associated with stock options and a $1.3 million bonus accrual. The bonus accrual remains subject to the achievement of certain performance targets described previously in the
paragraph captioned "Selling and Administrative Expenses."   The charge
relating to the stock options was noncash and no future charges are required to account for these options.

INTEREST EXPENSE. Interest expense decreased by $.9 million due to reductions in debt as a result of the Company's cash flow from operations. Partially offsetting this reduction was an increase in the interest rate on the Company's bank indebtedness due to increases in the base interest rates.

INCOME TAX EXPENSE. Income tax expense of $6.4 million in the current period (an effective tax rate of 32%) represented a significant increase over the prior year's income tax benefit of $.2 million. In fiscal 1995, the Company fully utilized its net operating loss carryforwards generated subsequent to the Company's emergence from Chapter 11 and is therefore currently subject to income taxes on its earnings. The effective tax rate of 32% is less than the statutory rate of 35% due principally to the impacts of income tax benefits associated with Mr. Sardas' 1992 Agreement and the utilization of net operating loss carryforwards. During fiscal 1995, the deferred tax asset valuation allowance was reduced by $2.1 million as a result of management's evaluation of the future realization of certain deferred tax assets. In fiscal 1994, the income tax benefit resulted from refunds received by the Company due to the favorable resolution of certain state tax disputes.

As of May 31, 1995, the Company had recognized a net deferred tax asset of $3.8 million which relates principally to net operating loss carryforwards and future income tax benefits associated with Mr. Sardas' 1992 Agreement. Valuation allowances have been established for those deferred tax assets for which management believes there does not exist sufficient objective evidence to support their recognition under generally accepted accounting principles.

RESULTS OF OPERATIONS - FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993:

SALES. The Company's net sales from ongoing operations for fiscal 1994 increased by 13% to $250.3 million from $222.4 million in the prior year. This sales improvement of $27.9 million came from a $14.1 million increase in sales of existing products, $9.5 million of net new business and $4.3 million of price increases.

During fiscal 1994 the Company's sales to the automotive industry improved to $148 million which is a 19% increase over the prior year level of $124 million. The Company's Wagner and IPC subsidiaries accounted for most of this increase as their volumes improved in line with the overall rise in demand which occurred over the past year in the domestic automotive industry. In addition, sales at Wagner increased by $6.8 million due to a full year's production of a new program which was started in fiscal 1993 with Ford Motor Company of Europe and other indirect suppliers to Ford for Ford's "World Car" program.

Sales at the Company's Iowa Mold Tooling Company subsidiary increased by $4.6 million over the prior year as a result of improvements in several of its construction related markets.

Sales of businesses held for sale decreased to $.3 million in fiscal 1994 from $50.2 million in the prior fiscal year due to the sale of 15 of the Company's businesses during fiscal 1993.

GROSS PROFIT. Gross profit from ongoing operations (net sales less costs of products sold) for fiscal 1994 increased by $6.8 million to $39.1 million from $32.3 million in fiscal 1993. Gross profit from ongoing operations as a percentage of net sales was 15.6% for fiscal 1994 compared to 14.5% in the prior year. The increase in margin rate came from increased sales volume and improved operating efficiencies. Partially offsetting the improvements in gross margin was the negative impact of $1.1 million in fiscal 1994 from significant price increases in scrap steel which is the principal raw material utilized at Wagner. Commitments with most of Wagner's major customers allow Wagner to pass on the majority of increases or decreases in the cost of scrap steel to these customers, however, these adjustments are generally passed along three to six months subsequent to the time the change occurs.

Gross profit from businesses held for sale decreased in fiscal 1994 from the prior year due to the previously mentioned sales of businesses during fiscal 1993.

SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses from ongoing operations as a percentage of net sales decreased to 9.6% in fiscal 1994 from 9.8% in the prior year principally due to higher sales. In terms of dollars, such expenses from ongoing operations increased by $2.2 million due principally to: (1) $.9 million recorded as a result of the Company's issuance of 479,893 stock options with exercise prices ranging from $3.17 to $5.69 per share to Jacques R. Sardas, Chairman, President and Chief Executive Officer of the Company as described in Note J -- Stockholders' Equity of the financial statements and (2) an increase in selling expenses associated with higher revenues.

Selling and administrative expenses from businesses held for sale decreased in fiscal 1994 from the prior year due to the previously mentioned sales of businesses during fiscal 1993.

SPECIAL CHARGES AND REORGANIZATION ITEMS. In fiscal 1994, special charges of $6.0 million represent expenses incurred under the Company's previously discussed 1992 Agreement with Mr. Sardas.

Special charges and reorganization items which totaled $1.7 million in fiscal year 1993 related to consulting and other expenses incurred under the Company's restructuring program.

INTEREST EXPENSE. Interest expense decreased by $1.8 million due to reductions in debt (1) caused by the Company's asset sale program, (2) due to cash flow from increased profitability, and (3) in connection with a new credit facility obtained by the Company at the end of fiscal 1993 which provided the Company with a revolving line of credit. The Company's previous credit facility did not include a revolving line of credit and cash balances could not be applied against debt.

OTHER INCOME. The Company favorably settled two lawsuits and resolved a preconfirmation liability resulting in income of $.8 million in fiscal 1994 as described in Note D -- Settlement of Preconfirmation Liabilities of the financial statements. Other income of $.5 million in fiscal 1994 principally related to the receipt of miscellaneous contingent proceeds and escrows relating to previous asset sales.

INCOME TAX BENEFIT. In fiscal 1994, an income tax benefit of $.2 million resulted from refunds received by the Company due to the favorable resolution of certain state tax disputes. The Company recorded a net deferred tax asset of $1.4 million in fiscal 1994 which principally related to the Company's $8.9 million net operating loss carryforward generated after emergence from bankruptcy which the Company believes will be utilized through the generation of taxable income in future years.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company's financial position improved during fiscal 1995 as its operating activities provided cash of $32.0 million compared to $21.8 million in the prior fiscal year. This improvement came principally from increased profitability and a favorable change in working capital. Operating cash flows were applied primarily to fund capital expenditures and to reduce outstanding indebtedness.

At May 31, 1995, long-term debt (including current maturities) was $18.7 million, a decrease of $13.6 million from May 31, 1994. Long-term debt represents 30% of long-term debt plus stockholders' equity at May 31, 1995, compared to 52% at the end of fiscal 1994.

In May 1995, the Company entered into a $40 million revolving credit facility ("Credit Facility") which expires in May 1998. As of May 31, 1995, the Company had borrowed $5.5 million and had $32.8 million of additional borrowing capacity under the Credit Facility. The Credit Facility provides the Company the ability to incur capital expenditures of up to $20 million in fiscal year 1996 and $15 million in fiscal years 1997 and 1998. The Credit Facility permits the Company to borrow to fund acquisitions, subject to certain conditions.

Capital expenditures were $16.2 million in fiscal 1995 compared with $7.0 million in fiscal 1994. The increase in capital expenditures was mainly attributable to the purchase of equipment to be used in IPC's new powder coating facility in Louisville, Kentucky, and equipment improvements at Wagner and Frisby P.M.C., Incorporated to improve production capacity, product quality and reduce costs.

The Company currently has capital expenditure commitments for fiscal 1996 of $2.8 million. Most of these commitments relate to equipment which will be purchased by Wagner as part of a $12 million modernization project to expand its ductile processing capacity during fiscal 1996.

As a result of the Company's increased profitability, it began paying federal income taxes in fiscal 1995 as it utilized all of its net operating loss carryforwards which were generated subsequent to the Company's emergence from Chapter 11.

The Company believes that funds available under the Credit Facility and funds generated from operations will be sufficient to satisfy its anticipated operating needs and capital improvements for fiscal 1996.

OTHER MATTERS. As approximately 61% of the Company's sales are dependent on the automotive markets in the United States and Europe, related profits will be dependent on sales of vehicles in these markets in the future.

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

The Company has initiated corrective action and/or preventive environmental projects to ensure the safe and lawful operation of its facilities. For known environmental conditions, the Company, with the assistance of environmental engineers and consultants, has accrued $4,975,000 to cover estimated future environmental expenditures. While the ultimate result of both known and unknown environmental conditions cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on its financial condition, results of operations, or cash flows.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


On September 28, 1993, the Company's Common Stock was listed on the Nasdaq Stock Market ("Nasdaq") under the symbol "SUDS." From April 1993 until its listing on Nasdaq, the Common Stock had been traded in the over-the-counter market via the OTC Bulletin Board ("Bulletin Board") under the symbol "SUBY."

Notwithstanding the eligibility for trading in the Bulletin Board, during the first quarter of fiscal 1994 there was limited trading activity and thus, there was no established public trading market for the Company's Common Stock until its listing on Nasdaq. During fiscal 1994, the high and low closing bid quotations as reported on the Bulletin Board or Nasdaq ranged from a high bid of $8.00 to a low bid of $4.375. During fiscal 1995, the high and low closing bid quotations as reported on Nasdaq ranged from a high bid of $7.375 to a low bid of $5.125. The following table sets forth the high and low closing bid quotations as reported either on Nasdaq or the Bulletin Board. The prices represent quotations between dealers without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

PERIOD                                                 HIGH                         LOW
------                                                ------                       ------
YEAR ENDED MAY 31, 1995
-----------------------
First quarter                                         $7.00                        $6.125
Second quarter                                         7.375                        6.25
Third quarter                                          6.75                         5.125
Fourth quarter                                         7.125                        5.75

YEAR ENDED MAY 31, 1994
-----------------------
First quarter                                         $4.75                        $4.375
Second quarter                                         7.25                         5.375
Third quarter                                          8.00                         5.50
Fourth quarter                                         7.50                         6.875


On August 4, 1995, there were approximately 1,500 record holders of the Company's Common Stock.

The Company has never paid dividends on shares of Common Stock and does not expect to pay dividends in the foreseeable future.

                                               CONSOLIDATED STATEMENTS OF OPERATIONS
                                                  SUDBURY, INC. AND SUBSIDIARIES

For the Fiscal Years Ended May 31, 1995 and 1994, the Nine Months Ended May 31,
1993 (Successor) and the Three Months Ended August 31, 1992 (Predecessor) (See
Note P)
                                                                                                      Prede-
                                                                Successor                             cessor
                                             -----------------------------------------------          -------
                                                                                     Nine              Three
                                              Year                Year               Months            Months
                                              Ended               Ended              Ended             Ended
                                              May 31,             May 31,            May 31,           Aug 31,
                                               1995                1994               1993              1992
                                             --------            --------           --------          -------
                                             (Dollars in thousands, except per share amounts)
Net sales:                                                                                      ||
  Ongoing operations                         $305,435            $250,329           $170,310    ||   $ 52,100
  Businesses held for sale                                            315             19,328    ||     30,893
                                             --------            --------           --------    ||    -------
            Total                             305,435             250,644            189,638    ||     82,993
                                                                                                ||
Costs and expenses:                                                                             ||
  Costs of products sold:                                                                       ||
      Ongoing operations                      254,472             211,254            145,770    ||     44,394
      Businesses held for sale                                        151             16,646    ||     26,679
                                             --------            --------           --------    ||    -------
             Total                            254,472             211,405            162,416    ||     71,073
                                                                                                ||
  Selling and administrative                                                                    ||
   expenses:                                                                                    ||
    Ongoing operations                         28,333              23,945             16,365    ||      5,426
    Businesses held for sale                                          164              2,039    ||      3,755
                                             --------            --------           --------    ||    -------
             Total                             28,333              24,109             18,404    ||      9,181
                                                                                                ||
  Special charges                                                   5,956                586    ||
  Reorganization items                                                                          ||      1,095
                                             --------            --------           --------    ||    -------
                                                                                                ||
    OPERATING INCOME                           22,630               9,174              8,232    ||      1,644
                                                                                                ||
Interest expense - net                         (2,974)             (3,848)            (4,111)   ||     (1,520)
Settlement of preconfirmation                                                                   ||
 liabilities                                                          846                       ||
Other income (expense)                            292                 484             (1,023)   ||        226
                                             --------            --------           --------    ||    -------
                                                                                                ||
Income before income taxes                     19,948               6,656              3,098    ||        350
Income tax expense (benefit)                    6,376                (174)               290    ||         50
                                             --------            --------           --------    ||    -------
                                                                                                ||
    INCOME BEFORE                                                                               ||
       EXTRAORDINARY GAIN                      13,572               6,830              2,808    ||        300
                                                                                                ||
Extraordinary gain -                                                                            ||
 forgiveness of                                                                                 ||
 prepetition liabilities                                                                        ||     78,805
                                             --------            --------           --------    ||    -------
                                                                                                ||
    NET INCOME                               $ 13,572            $  6,830           $  2,808    ||    $ 79,105
                                             ========            ========           ========    ||    ========
                                                                                                ||
Net income per Common share:                 $   1.07            $    .55           $    .24    ||
                                             ========            ========           ========    ||
                                                                                                ||
Average Common shares and share                                                                 ||
 equivalents outstanding                       12,651              12,330             11,763    ||
                                             ========            ========           ========    ||

See notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

                        SUDBURY, INC. AND SUBSIDIARIES
                        ------------------------------


                             MAY 31, 1995 AND 1994

(Dollars in thousands)

ASSETS
------
                                                    1995            1994
                                                  --------        --------
CURRENT ASSETS
    Cash and cash equivalents                     $  3,548        $    245
    Accounts receivable, less allowance
     for doubtful accounts (in 1995: $498,
     in 1994: $412)                                 41,800          39,272
    Inventories                                     18,124          18,592
    Deferred taxes                                   2,554
    Other                                            4,722           4,020
                                                  --------        --------

                    TOTAL CURRENT ASSETS            70,748          62,129

PROPERTY, PLANT AND EQUIPMENT
    Land and land improvements                       2,263           2,191
    Buildings                                       17,334          17,163
    Machinery and equipment                         53,580          38,534
                                                  --------        --------
                                                    73,177          57,888
    Less accumulated depreciation                   18,931          11,450
                                                  --------        --------

      NET PROPERTY, PLANT AND EQUIPMENT             54,246          46,438

OTHER ASSETS                                         4,643           5,633
                                                  --------        --------

                                                  $129,637        $114,200
                                                  ========        ========



See notes to consolidated financial statements.

                     CONSOLIDATED BALANCE SHEETS--CONTINUED
                     --------------------------------------

                         SUDBURY, INC. AND SUBSIDIARIES
                         ------------------------------



                             MAY 31, 1995 AND 1994

(Dollars in thousands)

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
                                                     1995            1994
                                                   ---------      -----------
CURRENT LIABILITIES
   Trade accounts payable                           $ 25,891       $ 18,504
   Accrued compensation and employee benefits         14,286         10,000
   Other accrued expenses                             14,131         11,658
   Current maturities of long-term debt                  678          2,300
                                                    --------       --------

     TOTAL CURRENT LIABILITIES                        54,986         42,462

LONG-TERM DEBT                                        17,978         29,961

OTHER LONG-TERM LIABILITIES                           12,121         12,367


STOCKHOLDERS' EQUITY
  Common Stock--par value $0.01 per share;
    authorized 20,000,000 shares; 10,289,883
    (10,233,932 at May 31, 1994) shares
    issued and outstanding                               103            102
   Additional paid-in capital                         22,076         20,224
   Retained earnings                                  23,210          9,638
   Minimum pension liability adjustment - net           (837)          (554)
                                                    --------       --------

     TOTAL STOCKHOLDERS' EQUITY                       44,552         29,410
                                                    --------       --------

                                                    $129,637       $114,200
                                                    ========       ========



See notes to consolidated financial statements.

                                     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                  SUDBURY, INC. AND SUBSIDIARIES
                                                  ------------------------------

                 For the Fiscal Years Ended May 31, 1995 and 1994, the Nine Months Ended May 31, 1993 (Successor),
                               and the Three Months Ended August 31, 1992 (Predecessor) (See Note P)

                                                 (Dollars and shares in thousands)
                                      PREDECESSOR         SUCCESSOR          PREDECESSOR                                   MINIMUM
                                        SERIAL          COMMON STOCK         COMMON STOCK   ADDITIONAL      RETAINED       PENSION
                                       PREFERRED       --------------       --------------   PAID-IN        (DEFICIT)    LIABILITY
                                         STOCK       AMOUNT  SHARES         AMOUNT  SHARES   CAPITAL        EARNINGS    ADJUSTMENT
                                      -----------    ------  ------         ------  ------  ---------       ---------   ----------
BALANCE AT MAY 31, 1992                $ 7,563        $-0-      -0-          $131    13,107   $57,509       $(122,036)   $  -0-

Net income for three
  months ended August 31,
  1992 (Predecessor)                                                                                           79,105

Effects of reorganiza-
  tion (Note P):
    Fresh Start adjustments                                                                    (8,272)

    Elimination of accumu-
      lated deficit                                                                           (42,931)         42,931

    Cancellation of predeces-
      sor shares and issu-
      ance of new shares                (7,563)        100   10,000          (131)  (13,107)    7,594
                                       -------        ----   -------         ----   -------  --------       ---------    ------

BALANCE AT AUGUST 31, 1992                 -0-         100   10,000           -0-       -0-    13,900             -0-       -0-

Net income for nine
  months ended May 31,
  1993 (Successor)                                                                                              2,808
                                       -------        ----   ------          ----   -------  --------       ---------    ------

BALANCE AT MAY 31, 1993                    -0-         100   10,000           -0-       -0-    13,900           2,808       -0-

Net income for 1994                                                                                             6,830

Stock options to Chief
  Executive Officer
  (Note J)                                                                                      5,547

Exercise of participation
  certificates and stock
  options                                                2      234                               680

Tax benefits from exercise
  of stock options                                                                                 97

Adjustment for minimum
  pension liability - net                                                                                                  (554)
                                       -------        ----   ------          ----   -------  --------       ---------    ------

BALANCE AT MAY 31, 1994                    -0-         102   10,234           -0-       -0-    20,224           9,638      (554)

Net income for 1995                                                                                            13,572

Exercise of participation
 certificates and stock
 options and other - net                                 1       56                               718

Tax benefits from exercise
 of stock options                                                                                 188

Utilization of net operating
 loss carryforwards and recog-
 nition of deferred tax asset                                                                     946

Adjustment for minimum
 pension liability - net                                                                                                   (283)
                                       -------        ----   ------          ----   -------  --------       ---------    ------

BALANCE AT MAY 31, 1995                $   -0-        $103   10,290          $-0-       -0-  $ 22,076       $  23,210    $ (837)
                                       =======        ====   ======          ====   =======  ========       =========    ======

See notes to consolidated financial statements.


                                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                               -------------------------------------
                                                  SUDBURY, INC. AND SUBSIDIARIES
                                                  ------------------------------

For the Fiscal Years Ended May 31, 1995 and 1994, the Nine Months Ended May 31,
1993 (Successor) and the Three Months Ended August 31, 1992 (Predecessor) (See
Note P)
                                                                                                           Prede-
                                                                Successor                                  cessor
                                                      ------------------------------------------          --------
                                                                                          Nine             Three
                                                       Year             Year              Months           Months
(Dollars in thousands)                                 Ended            Ended             Ended            Ended
                                                       May 31,          May 31,           May 31,          Aug 31,
                                                        1995             1994             1993              1992
                                                      ---------        --------          -------     ||   --------
                                                                                                     ||
OPERATING ACTIVITIES:                                                                                ||
  Income before extraordinary gain                    $ 13,572          $ 6,830          $ 2,808     ||    $   300
  Items included not affecting cash:                                                                 ||
    Depreciation and amortization:                                                                   ||
      Ongoing operations                                 9,800            8,314            5,220     ||      1,829
      Businesses held for sale                                               47            1,079     ||      1,137
    Deferred taxes and other                             2,068             (351)              26     ||        (53)
    Special charges                                                       5,956                      ||
  Changes in operating assets                                                                        ||
   and liabilities:                                                                                  ||
    Ongoing operations                                   6,592            1,069           (9,153)    ||      1,808
    Businesses held for sale                                                (28)            (713)    ||       (366)
                                                      --------         --------          -------     ||   --------
        NET CASH PROVIDED BY (USED IN)                                                               ||
          OPERATING ACTIVITIES                          32,032           21,837             (733)    ||      4,655
                                                                                                     ||
INVESTING ACTIVITIES:                                                                                ||
  Purchases of property, plant and equipment:                                                        ||
    Ongoing operations                                 (16,232)          (6,951)          (2,225)    ||       (781)
    Businesses held for sale                                                                 (38)    ||       (162)
  Proceeds from sale of businesses                                          666           23,889     ||     10,687
  Proceeds from collection of notes                                                                  ||
   receivable                                              470            2,362              545     ||
  Other - net                                              230              (17)              65     ||       (663)
                                                      --------         --------          -------     ||   --------
        NET CASH (USED IN) PROVIDED BY                                                               ||
          INVESTING ACTIVITIES                         (15,532)          (3,940)          22,236     ||      9,081
                                                                                                     ||
FINANCING ACTIVITIES:                                                                                ||
  Borrowings, refinancings and repayments:                                                           ||
     Long-term borrowings                              304,861          238,788           35,045     ||         21
     Reductions of debt                               (318,777)        (256,067)         (67,055)    ||    (13,194)
  Common stock issued                                      719              682                      ||
                                                      ---------        --------          -------     ||   --------
        NET CASH USED IN FINANCING                                                                   ||
          ACTIVITIES                                   (13,197)         (16,597)         (32,010)    ||    (13,173)
                                                      ---------        --------          -------     ||   --------
                                                                                                     ||
        INCREASE (DECREASE) IN CASH                                                                  ||
          AND CASH EQUIVALENTS                           3,303            1,300          (10,507)    ||        563
                                                                                                     ||
Cash and cash equivalents at                                                                         ||
    beginning of period                                    245           (1,055)           9,452     ||      8,889
                                                      --------         --------          -------     ||   --------
                                                                                                     ||
        CASH AND CASH EQUIVALENTS                                                                    ||
          AT END OF PERIOD                            $  3,548         $    245          $(1,055)    ||   $  9,452
                                                      ========         ========          =======     ||   ========


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE A -- SUMMARY OF ACCOUNTING POLICIES

CONSOLIDATION: The consolidated financial statements include the accounts of Sudbury, Inc. and its subsidiaries (the "Company"). Significant intercompany balances and transactions have been eliminated.

BASIS OF PRESENTATION:   The Company emerged from bankruptcy on September 1,
1992 (the "Effective Date") following approval of the Company's amended Plan of Reorganization (the "Plan") by the United States Bankruptcy Court. In implementing the Plan, the Company adopted "Fresh Start" reporting on September 1, 1992 pursuant to Statement of Position 90-7 of the American Institute of Certified Public Accountants, entitled "Financial Reporting By Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7") which caused material changes in the amounts and classifications reported in the consolidated historical financial statements. These changes are further discussed in Note P. As a result of the Company's emergence from Chapter 11, certain amounts presented on the statements of operations for the years ended May 31, 1995 and 1994 and the nine month period ended May 31, 1993, principally for interest expense, and on the statements of cash flows for the years ended May 31, 1995 and 1994 and the nine months ended May 31, 1993 are not comparable to the prior periods and therefore a solid double line has been placed between the amounts. Also, net income per share amounts for the Company prior to its emergence from Chapter 11 are not presented as a result of the reorganization.

CASH: The Company considers liquid instruments with a maturity of 90 days or less at date of purchase to be cash equivalents.

INVENTORIES: Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out method (LIFO) for approximately 82% and 85% of the Company's inventories at May 31, 1995 and 1994, respectively, and by the first-in, first-out (FIFO) method for all other inventories. The FIFO method would approximate the current cost.

PROPERTIES AND DEPRECIATION: Property, plant and equipment are stated at cost. As discussed in Note P, in conjunction with the emergence from Chapter 11 bankruptcy proceedings, the Company implemented Fresh Start reporting and, accordingly, all property, plant and equipment was restated to reflect reorganization value, which approximates fair value in continued use. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets. With minor exceptions straight-line composite rates for depreciation of plant assets are as follows: buildings 20 to 40 years; machinery, equipment and fixtures 10 years. Interest costs of $171,000 were capitalized in 1995.

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

NET INCOME PER SHARE: For the fiscal years ended May 31, 1995 and 1994 and nine months ended May 31, 1993, net income per common share was calculated by dividing net income applicable to common stock by the average common stock outstanding and common stock equivalents. As a result of the changes in ownership and capital structure from the Plan, net income per common share calculations are not relevant for the three months ended August 31, 1992.

INCOME TAXES: The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income
Taxes" ("SFAS No. 109").   Under SFAS No. 109,  the  deferred  income tax asset
or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities measured by the enacted tax rates which will be in effect when these differences reverse. Prior to September 1, 1992, the Company accounted for income taxes under the provisions of Statement of Financial Accounting Standards No. 96 "Accounting for Income Taxes."

RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform to the 1995 presentation.


NOTE B -- INVENTORIES

The components of inventories are summarized as follows (in thousands):

                                                                             1995         1994
                                                                           -------      -------
        Raw materials and supplies                                         $ 7,474      $ 8,315
        Work in process                                                      7,217        6,995
        Finished products                                                    3,875        3,664
                                                                           -------      -------
                Total at FIFO                                               18,566       18,974
        Less excess of FIFO cost over LIFO values                              442          382
                                                                           -------      -------
                                                                           $18,124      $18,592
                                                                           =======      =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE C -- SPECIAL CHARGES

Special charges of $5,956,000 in fiscal 1994 relate to accruals recorded in connection with the achievement of certain performance targets established in the January 1992 employment agreement ("1992 Agreement") with Jacques R. Sardas, Chairman, President and Chief Executive Officer of the Company. The 1992 Agreement was confirmed as part of the Plan. The special charges include a noncash charge of $4,650,000 which represents the estimated value of 653,595 stock options granted to Mr. Sardas on September 1, 1992, which are exercisable in increments after the fair value of the Company exceeds value targets ranging from $15,000,000 to $35,000,000. The Company determined, and an appraisal by an investment banking firm confirmed in accordance with procedures specified in the 1992 Agreement, that performance targets established in the 1992 Agreement had been met as of February 28, 1994 and therefore the options became exercisable.

The remaining $1,306,000 of the fiscal 1994 special charges represents expense associated with the estimated cash bonus payable to Mr. Sardas at the end of the 1992 Agreement in January 1996. The bonus amount equals 5% of the net fair value of the Company in excess of $35,000,000 at the expiration of the 1992 Agreement and is being amortized over the term of the 1992 Agreement. Amortization of the bonus expense subsequent to the initial charge made on February 28, 1994 has been included as part of the Company's selling and administrative expenses. In fiscal 1995, the Company accrued $3,400,000 for the bonus payable to Mr. Sardas. This amount included an accrual of $2,200,000 in the fourth quarter of fiscal 1995. This additional accrual was based on the Company's recent earnings and balance sheet improvements and an analysis of the estimated fair value of the Company prepared by an investment banking firm in April 1995. At May 31, 1995, the Company had accrued $4,792,000 for the bonus payable to Mr. Sardas. The actual bonus payment will be determined based on an independent appraisal of the fair value of the Company at the end of the 1992 Agreement in January 1996 and may vary from amounts previously accrued by the Company.

Special charges of $586,000 recorded for the nine months ended May 31, 1993 represent consulting and other expenses incurred under the Company's restructuring program.


NOTE D -- SETTLEMENT OF PRECONFIRMATION LIABILITIES

Two lawsuits which had been pending in United States Bankruptcy Court against the Company and several of its former officers and directors were settled in fiscal 1994. The lawsuits related to events which occurred prior to the Company's entry into and emergence from bankruptcy. Under the Plan, the Company had retained certain indemnification obligations with respect to the defendants who were former officers or former directors of the Company. These obligations were limited to $2,000,000. The lawsuits were settled using $765,000 of funds which had been previously held in escrow, $616,000 of the Company's funds, and funds contributed by co-defendants. The Company also resolved an insurance-related bankruptcy claim in fiscal 1994. As a result of these settlements, the Company recognized an $846,000 benefit as such settlements were for less than the amounts reserved for such claims.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE E -- CONTINGENCIES AND COMMITMENTS

The Company is party to a number of lawsuits and claims arising out of the conduct of its business, including those relating to commercial transactions, product liability and environmental, safety and health matters.

The Company, using historical trends, actuarially calculates the estimated amount of its current exposure for product liability. The Company is insured for amounts in excess of established deductibles which total $2,500,000 and accrues for the estimated liability described above up to the limits of the deductibles. Other claims and lawsuits are handled on a case-by-case basis. Three subsidiaries of the Company are self-insured for health care to an aggregate amount of $7,000,000 and workers' compensation up to $400,000 per incident, above which third party insurance applies.

All operating locations acquired by the Company since 1984 operate in a variety of locations and industries where environmental situations could exist based on current or past operations. Certain operating and non-operating subsidiaries of the Company have been named as potentially responsible parties ("PRPs") liable for cleanup of known environmental conditions. For known environmental situations, the Company, with the assistance of environmental engineers and consultants, has accrued $4,975,000 to cover estimated future environmental expenditures. The Company has initiated corrective action and/or preventative environmental projects to ensure the safe and lawful operation of its facilities. There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or accrued at May 31, 1995.

While the ultimate result of the above contingencies cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the consolidated financial position or results of operations of the Company.

Under the terms of the 1992 Agreement with Jacques R. Sardas, Chairman, President and Chief Executive Officer of the Company, if Mr. Sardas' employment is terminated for cause, or from Mr. Sardas' death, disability or voluntary resignation before the end of the 1992 Agreement in January 1996, the Company is obligated to pay to Mr. Sardas in cancellation of his currently exercisable 1,764,706 stock options the appraised value of the shares underlying the options as determined by an investment banking firm or appraiser mutually acceptable to the Company and Mr. Sardas, less the exercise price thereof. Based on the closing price of the Company's Common Stock on May 31, 1995, and assuming that such price is equal to the appraised value of the Common Stock, the obligation for the options would total approximately $11,500,000. The Company is the beneficiary of a key-man life insurance policy on Mr. Sardas' life in the amount of $14,000,000. The proceeds of this policy would be used to fulfill the Company's obligation in the event of Mr. Sardas' death.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE E -- CONTINGENCIES AND COMMITMENTS - CONTINUED

At May 31, 1995, the Company has commitments to purchase $2,800,000 in machinery and equipment.


NOTE F -- DISPOSITIONS

During fiscal 1994 the Company sold one business for net cash proceeds of $666,000. During fiscal 1993 the Company sold 14 of its businesses for aggregate net cash proceeds of $34,576,000 and promissory notes of $2,770,000.


NOTE G -- STATEMENTS OF CASH FLOWS INFORMATION

                                                                                                 Prede-
                                                             Successor                           cessor
                                             -----------------------------------------          --------
                                                               Nine             Three
                                              Year             Year             Months           Months
(Dollars in thousands)                        Ended            Ended            Ended            Ended
                                              May 31,          May 31,          May 31,          Aug 31,
                                              1995             1994              1993             1992
                                             -------          -------          -------          --------
Funds provided (used) by changes
 in operating assets and
 liabilities of ongoing
 operations are as follows:

   Accounts receivable                       $(2,528)         $(6,370)         $(5,663)    ||   $  1,953
   Inventories                                   468            1,261           (1,666)    ||     (1,374)
   Prepaid expenses and other                   (702)           6,502           (6,092)    ||      3,119
   Trade accounts payable                      7,387           (1,161)           5,035     ||      1,491
   Accrued expenses                            1,967              837             (767)    ||     (3,381)
                                             -------          -------          -------     ||   --------
                                             $ 6,592          $ 1,069          $(9.153)    ||   $  1,808
                                             =======          =======          =======     ||   ========
                                                                                           ||
Cash payments (refunds):                                                                   ||
   Interest                                  $ 2,794          $ 3,635          $ 3,708     ||   $  2,090
   Taxes                                       3,711             (154)             200     ||         19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE H -- LONG-TERM DEBT

Long-term debt consisted of the following at May 31 (in thousands):

                                                                                1995               1994
                                                                               -------            -------
New Revolving Line of Credit                                                   $ 5,479
Prior Revolving Line of Credit                                                                    $ 9,689
Prior Bank Term Loans                                                                               9,053
Subordinated Notes                                                               8,461              8,149
PIK Notes                                                                          665                665
Industrial Revenue Bonds                                                           450                550
Real estate mortgage notes                                                       2,392              2,649
Other                                                                            1,209              1,506
                                                                               -------            -------
                                                                                18,656             32,261
     Less current maturities                                                       678              2,300
                                                                               -------            -------
                                                                               $17,978            $29,961
                                                                               =======            =======

Effective May 30, 1995, the Company refinanced all its then existing bank debt obligations with a new three year secured $40 million credit facility ("Credit Facility"). The Credit Facility provides a $40 million revolving credit commitment and an option to convert up to $15 million of the revolving credit to a term loan. The Credit Facility is secured by substantially all assets of
the Company and its subsidiaries.   The Company's six subsidiaries are
guarantors of the Credit Facility. Covenants require the Company to maintain certain fixed charge, interest coverage, net worth and leverage ratios.

As of May 31, 1995, $1,769,000 of the New Revolving Line of Credit was utilized to secure the Company's irrevocable letters of credit. These letters of credit were issued primarily for insurance purposes. As of May 31, 1995 the Company had the ability to borrow an additional $32,752,000 under the New Revolving Line of Credit. The New Revolving Line of Credit bears interest at the prime rate or at the London Interbank Offered Rate ("LIBOR"), plus a marginal rate based on the leverage and fixed charge ratios of the Company ranging from 1/2% to 1 1/2% (1% at May 31, 1995). The Credit Facility has unused facility fees of .25% and letter of credit fees equal to the marginal rate on LIBOR loans payable on a quarterly basis.

The Subordinated Notes due September 1, 1997 represent $10,000,000 principal amount of 8 3/5% Senior Subordinated Pay-In-Kind Notes issued in accordance with the Plan on September 1, 1992. Due to the below market interest rate for this type of debt instrument at issuance, a discount of $2,526,000 was recorded against this debt at the time of its issuance, making the effective rate 16%. The discount is being amortized over the five year term of the indebtedness. At May 31, 1995, the unamortized debt discount was $1,350,000. Interest is payable semi-annually, however, prior to the refinancing of the Company's bank debt in May of 1993, the Subordinated Notes provided that interest payments would be made through the issuance of additional promissory notes in the aggregate principal of the amount of interest owed (the "PIK Notes"). The terms and conditions of the PIK Notes are identical to the Subordinated Notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE H -- LONG-TERM DEBT - CONTINUED

The Industrial Revenue Bonds as of May 31, 1995 represent debt used for construction and expansion and are payable quarterly through December 1999 with an interest rate of 7.45%.

Real estate mortgage notes are payable to a former owner of a subsidiary. The notes bear interest at 8.5% and are payable monthly through June 2002.

The future maturities of long-term debt outstanding at May 31, 1995 for the four fiscal years ending May, 2000 and thereafter are as follows: $716,000 in 1997, $16,791,000 in 1998, $524,000 in 1999, $507,000 in 2000 and $790,000
thereafter.

In fiscal 1993, contractual interest expense amounted to $7,422,000 which is $1,689,000 in excess of reported interest expense.


NOTE I -- OTHER LONG-TERM LIABILITIES

Amounts classified under the caption "Other Long-Term Liabilities" as of May 31 consist of the following (in thousands):

                                                                                1995              1994
                                                                               -------           -------
   Environmental reserves                                                      $ 3,751           $ 3,984
   Accrued pension costs                                                         4,175             3,674
   Post-retirement benefit obligations                                           2,523             1,679
   Reserves for self-insurance and other                                         1,672             3,030
                                                                               -------           -------

                                                                               $12,121           $12,367
                                                                               =======           =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE J -- STOCKHOLDERS' EQUITY

PREDECESSOR SERIAL PREFERRED STOCK: Pursuant to the terms of the Plan described in Note P, effective September 1, 1992, holders of 94,535 shares of the then outstanding Serial Preferred Stock of the Company exchanged these shares for 294,118 shares of Common Stock of the Company and 1,359,694 Participation Certificates (described below).

COMMON STOCK: The Plan provided for the issuance of 10,000,000 shares of Common Stock of the Company to former creditors, common and preferred stockholders and employees in the Sudbury Savings and Profit Sharing Plan.

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

The Series A and B Participation Certificates have increasing exercise prices and are as follows:

                                                                       Exercise Price
                                                                   ----------------------------
                                                                   Series A            Series B
                                                                   --------            --------
        September 1, 1994 - August 31, 1995                         $3.17                $5.69
        September 1, 1995 - August 31, 1996                          3.27                 5.86
        September 1, 1996 - August 31, 1997                          N/A                  6.04
        September 1, 1997 - August 31, 1998                          N/A                  6.34
        September 1, 1998 - August 31, 1999                          N/A                  6.66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE J -- STOCKHOLDERS' EQUITY - CONTINUED

The Series C Participation Certificates are not exercisable by their holders until the closing price or the average of the reported closing bid and asked prices of the Common Stock has averaged a price equal to, or in excess of, the specified price per share (the "Trigger Price") for 20 consecutive trading days. Thereafter, the Series C Participation Certificates may be exercised at the option of the holder at any time. The Trigger Price and related exercise price increase each year and are as follows:

                                                                   Trigger              Exercise
                                                                    Price                 Price
                                                                   -------              --------
        September 1, 1994 - August 31, 1995                         $ 9.74               $4.870
        September 1, 1995 - August 31, 1996                          10.03                5.015
        September 1, 1996 - August 31, 1997                          10.33                5.165
        September 1, 1997 - August 31, 1998                          10.85                5.425
        September 1, 1998 - August 31, 1999                          11.39                5.695
        September 1, 1999 - August 31, 2000                          11.96                5.980
        September 1, 2000 - August 31, 2001                          12.55                6.275
        September 1, 2001 - August 31, 2002                          13.18                6.590


Participation Certificate activity was as follows:

                                                            Series A         Series B         Series C
                                                            --------         --------         --------
        Outstanding at May 31, 1993                          619,194          651,784         1,448,410
             Exercised                                      (172,300)         (11,632)
                                                            --------          -------         ---------
        Outstanding at May 31, 1994                          446,894          640,152         1,448,410
             Exercised                                       (33,766)         (20,121)
                                                            --------          -------         ---------
        Outstanding at May 31, 1995                          413,128          620,031         1,448,410
                                                            ========          =======         =========


EMPLOYEE STOCK OPTIONS: Under the terms of the Company's 1992 Agreement with Jacques R. Sardas, the Chairman, President and Chief Executive Officer of the Company, effective September 1, 1992, Mr. Sardas was granted options for 1,764,706 shares of Common Stock. All such options are currently exercisable, have an exercise price of $.01 per share and a term of five years. As of May 31, 1995, none of the 1,764,706 options had been exercised.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE J -- STOCKHOLDERS' EQUITY (DEFICIT) - CONTINUED

In fiscal year 1994, the Company reached an agreement with Mr. Sardas regarding settlement of his claim that under his 1992 Agreement and related stock option agreement the Company was obligated to protect his 15% effective ownership position in the Company's Common Stock from the dilution created as a result of the issuance of the Series A, B and C Participation Certificates under the Plan. Under this agreement, 479,893 stock options were issued to Mr. Sardas to give him the equivalent of 15% of the total common shares reserved for issuance under the Participation Certificates and these options. The option prices range from $3.17 to $5.69 per share. Of these options, 224,291 were exercisable upon issuance and the remaining 255,602 options are exercisable in January 1996. The Company recorded a charge of $897,000 in selling and administrative expense in fiscal 1994 which represents the difference between the option price and the fair value of the Common Stock.

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

Stock option activity under the 1990 Stock Option Plan was as follows:

                                                            Shares               Option Prices
                                                            -------              --------------
        Outstanding at September 1, 1992                        -0-

             Granted                                        420,000              $1.75 to $3.75
                                                            -------

        Outstanding at May 31, 1993                         420,000              $1.75 to $3.75

             Granted                                        110,000              $6.875
             Exercised                                      (50,000)             $1.75
             Cancelled                                      (50,000)             $3.75
                                                            -------

        Outstanding at May 31, 1994                         430,000              $1.75 to $6.875

             Granted                                        115,000              $6.75
             Exercised                                     (160,000)             $1.75 to $3.75
                                                            -------

        Outstanding at May 31, 1995                         385,000              $3.75 to $6.875
                                                            =======

At May 31, 1995, there were a total of 2,203,997 options exercisable by employees under the 1990 Stock Option Plan and by Jacques R. Sardas at prices ranging from $.01 to $6.875.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE K -- INCOME TAXES

Components of income tax expense (benefit) are as follows (in thousands):

                                                                           ||     Prede-
                                                   Successor               ||     cessor
                                       -------------------------------     ||    --------
                                                               Nine        ||     Three
                                        Year        Year       Months      ||     Months
                                        Ended       Ended      Ended       ||     Ended
                                        May 31,     May 31,    May 31,     ||     Aug 31,
                                         1995        1994       1993       ||      1992
                                       --------    --------    -------     ||    --------
Federal - current                      $  7,436    $  1,511                ||
        - deferred                       (1,600)     (1,511)               ||
State and local                             540    $   (174)   $    290    ||    $     50
                                       --------    --------    --------    ||    --------
                                                                           ||
Total income tax                                                           ||
 expense (benefit)                     $  6,376    $   (174)   $    290    ||    $     50
                                       ========    ========    ========    ||    ========

Included in the deferred tax benefit is a $2,113,000 reduction in the opening valuation allowance due to the future realizability of deferred tax assets.

Reconciliations of the total income tax expense (benefit) from amounts computed by applying the U.S. Federal income tax rate of 35% for fiscal 1995 and 34% for prior years to income before income tax expense are as follows (in thousands):

                                                                            ||     Prede-
                                                   Successor                ||     cessor
                                       --------------------------------     ||    --------
                                                                Nine        ||     Three
                                        Year        Year        Months      ||     Months
                                        Ended       Ended       Ended       ||     Ended
                                        May 31,     May 31,     May 31,     ||     Aug 31,
                                         1995        1994        1993       ||      1992
                                       --------    --------     -------     ||    --------
Computed tax provision at                                                   ||
 statutory Federal rate                $ 6,982     $ 2,263      $ 1,053     ||    $    119
Increase (decrease) in                                                      ||
 taxes resulting from:                                                      ||
   State taxes, net of                                                      ||
    federal income taxes                   351        (113)         191     ||          33
   Effect of Fresh Start                                                    ||
    reporting and                                                           ||
    business combinations                                           473     ||         176
   Effect of temporary                                                      ||
    differences and                                                         ||
    reserves                             2,449      (1,241)      (1,427)    ||        (570)
   Unrecognized net                                                         ||
    operating loss                                                          ||         286
   Utilization of net                                                       ||
    operating loss                      (3,432)     (1,373)                 ||
   Other items                              26         290                  ||           6
                                       -------     -------      --------    ||    --------
                                       $ 6,376     $  (174)     $   290     ||    $     50
                                       =======     =======      =======     ||    ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE K -- INCOME TAXES - CONTINUED

Significant components of the Company's deferred income tax assets and liabilities at May 31 are as follows (in thousands):

                                                                          1995                   1994
                                                                        --------               --------
Deferred income tax liabilities:
       Book basis of fixed assets in
         excess of tax basis                                            $(5,189)               $(6,259)
       Other                                                             (2,284)                (2,505)
                                                                        -------                -------
           Total deferred tax liabilities                                (7,473)                (8,764)

Deferred income tax assets:
       Net operating loss carryforwards                                   3,859                  7,011
       Capital loss carryforwards                                         2,784                  2,784
       Other accruals and reserves                                       11.050                  9,538
                                                                        -------                -------
           Total deferred tax assets                                     17,693                 19,333

Valuation allowance                                                      (6,463)                (9,214)
                                                                        -------                -------
Net deferred tax asset                                                  $ 3,757                $ 1,355
                                                                        =======                =======

SFAS No. 109 requires the establishment of a valuation allowance when it is more likely than not that deferred tax assets will not be realized. At May 31, 1995, the valuation allowance was attributable to $2,914,000 of net operating loss carryforwards limited by the reorganization disclosed below (which will be credited to stockholders' equity when recognized), $2,784,000 of capital loss carryforwards and $765,000 of other accruals and reserves.

As discussed in Note A, the Company emerged from bankruptcy effective September 1, 1992. Upon emergence from bankruptcy, the Company experienced a change in ownership for purposes of Section 382 of the Internal Revenue Code. Under
Section 382 an annual limitation of approximately $900,000 is placed upon the utilization of the Company's existing net operating loss carryforwards as of September 1, 1992. The Company has available as of May 31, 1995 for federal income tax purposes, a net operating loss carryforward of approximately $25,074,000 (of which only $11,025,000 can be utilized given the Section 382 limitations) and an alternative minimum tax loss carryforward of $7,853,000 (all of which can be utilized given the Section 382 limitations), both of which expire in 2008. The Company also has a capital loss carryforward of $7,953,000 which will expire in 1998, that is not subject to the limitation under Section 382.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE L -- RETIREMENT PLANS

The Company maintains a defined benefit pension plan that covers the union employees of a subsidiary. Benefits are determined by years of service. The Company's policy is to fund at least the minimum amount required by federal regulations. Pension plan assets consist primarily of common stocks, bonds and government obligations.

The following sets forth the funded status and amounts recognized in the consolidated balance sheets (in thousands):

                                                                       1995                      1994
                                                                   ------------              ------------
                                                                   ACCUMULATED               ACCUMULATED
                                                                     BENEFITS                  BENEFITS
                                                                   EXCEED PLAN               EXCEED PLAN
                                                                      ASSETS                    ASSETS
                                                                   -----------               -----------
        Actuarial present value of benefit
          obligations:
              Vested                                                 $21,723                   $21,600
              Accumulated                                                821                       799
                                                                     -------                   -------
              Projected                                               22,544                    22,399

        Plan assets at fair value                                     18,259                    18,640
                                                                     -------                   -------

        Plan assets less than projected
          benefits                                                    (4,285)                   (3,759)

        Items not yet recognized:
          Net loss                                                     1,398                       937
          Net obligations existing at transition                       1,160                     1,319
          Prior service cost                                              36                        40
          Adjustment required to recognize
            minimum liability                                         (2,484)                   (2,211)
                                                                     -------                   -------

        Net pension liability                                        $(4,175)                  $(3,674)
                                                                     =======                   =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE L -- RETIREMENT PLANS - CONTINUED

The components of net periodic pension cost for the defined benefit plan are as follows (in thousands):

                                                         1995                 1994                 1993
                                                       --------             --------             --------
Service cost                                           $   369              $   360              $   325
Interest cost on projected
  benefit obligation                                     1,782                1,728                1,726
Actual return on plan assets                              (822)                (451)              (1,888)
Net amortization and deferral                             (684)              (1,002)                 529
                                                       -------              -------              -------

  Net periodic pension cost                            $   645              $   635              $   692
                                                       =======              =======              =======

Assumptions for the plan were:

  Discount rate - pension expense                           8%                8.25%                8.75%
  Expected long-term rate of return
    on assets                                               9%                   9%                   9%
  Discount rate - projected benefit
    obligation                                           8.25%                   8%                8.25%

The cost for defined contribution plans was $962,000 in fiscal 1995. The majority of such plans provide for matching of employee contributions and for discretionary contributions. The defined contribution plans cover hourly and salaried employees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE M -- POST-RETIREMENT MEDICAL PLAN

One of the Company's subsidiaries maintains an unfunded post-retirement welfare plan which provides certain contributory and non-contributory health care and life insurance benefits for employees who retired on or before December 31, 1991 and their dependents. Future hourly retirees are eligible for life insurance coverage upon retirement at age 55 or later with at least five years of service.

The following sets forth the plan's funded status (in thousands):

Accumulated post-retirement benefit obligation (APBO):

                                                                            May 31,              May 31,
                                                                             1995                 1994
                                                                            -------              -------
        Retirees                                                            $10,220              $12,762
        Fully eligible active plan participants                                 420                  313
        Other active plan participants                                          316                  324
                                                                            -------              -------
              Total APBO                                                     10,956               13,399

        Unrecognized transition obligation                                  (13,092)             (13,864)
        Unrecognized net gain                                                 4,659                2,144
                                                                            -------              -------

              Accrued balance sheet liability                               $ 2,523              $ 1,679
                                                                            =======              =======

Net periodic post-retirement benefit cost
included the following components:
                                                        1995                 1994                 1993
                                                       -------              -------              -------
              Service cost                             $    17              $    16              $    19
              Interest cost                              1,035                1,031                1,222
              Amortization of
                  transition obligation                    689                  654                  779
                                                       -------              -------              -------

                 Total expense                         $ 1,741              $ 1,701              $ 2,020
                                                       =======              =======              =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE M -- POST-RETIREMENT MEDICAL PLAN - CONTINUED

The assumed annual rate of increase in the per capita cost of covered health care benefits was 10.5% in 1995 (11.75% in 1994) and the rate is assumed to decrease annually to 6.0% in the year 2000. The assumed annual rate of increase in the per capita cost of covered dental care benefits was 8.5% in 1995 (9.75% in 1994) and the rate is assumed to decrease annually to 6.0% in the year 1998. The per capita health care and dental benefit costs used to compute the APBO were reduced in 1995 to reflect recent favorable claim experience. A one percentage point increase in the assumed annual cost trend rates would have increased the APBO as of May 31, 1995 by $500,000 and the net periodic post-retirement benefit cost for 1995 by $41,000.

The weighted average annual discount rate used in determining the APBO was 8.25% in 1995 and 8.0% in 1994.


NOTE N -- OPERATING LEASES

Rental expense under operating leases was $3,943,000 in 1995, $3,406,000 in 1994 and $3,069,000 in 1993 for ongoing operations and $1,104,000 for businesses held for sale in 1993. Leases are principally for rental of facilities and contain renewal rights to extend the terms from five to
fifteen years.   At May 31, 1995, future minimum payments under non-cancelable operating leases with initial or remaining terms of more than one year were as follows: 1996 - $2,500,000; 1997 - $1,992,000; 1998 - $1,652,000; 1999 -
$1,146,000; 2000 - $887,000 and $1,819,000 thereafter.


NOTE O -- BUSINESS SEGMENT INFORMATION

The Company operates in one business segment - the manufacture of industrial products.

Net sales to two customers with which the Company has long-standing customer relationships amounted to $46,637,000 and $36,263,000, respectively, in 1995 ($34,573,000 and $31,466,000 in 1994 and $26,033,000 and $24,020,000 in 1993).

At May 31, 1995 and 1994, accounts receivable from companies in the automotive and truck industries were approximately 51% and 56%, respectively, of total accounts receivable. Credit is extended based on an evaluation of the customer's financial condition, and generally collateral is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE P - PROCEEDINGS UNDER CHAPTER 11 AND RESTRUCTURING

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

The Plan was confirmed by the Bankruptcy Court by Order dated August 18, 1992 and became effective on September 1, 1992. Distributions under the Plan commenced on October 15, 1992.

The Plan implemented a restructuring of the Company by providing for a new amortization schedule for the repayment of the indebtedness owed to its secured lender banks and a significant reduction of the Company's indebtedness to subordinated debtholders and certain other unsecured creditors through the conversion of debt into equity of the restructured Company.

In order to repay the indebtedness owed to the secured lender banks as provided by the Plan, the Company implemented a business plan with an asset disposition program involving the sale of a substantial number of its subsidiaries which sales generated aggregate net cash proceeds of approximately $37,600,000.

Included in the statement of operations for the three months ended August 31, 1992 are reorganization items of $1,095,000 which represent consulting and other expenses incurred while the Company operated under Chapter 11.

In May 1993, the Company successfully completed the refinancing of its then existing bank debt which allowed the Company to retain six core businesses and cease the previous asset sale process except for the Company's 35% investment in General Products Delaware Corporation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE P -- PROCEEDINGS UNDER CHAPTER 11 AND RESTRUCTURING - CONTINUED

The following financial information represents the effects of implementing the Plan and applying Fresh Start reporting under SOP 90-7 on the Company's historical consolidated balance sheet at August 31, 1992 (in thousands):

                                                                      Adjustments
                                                          -------------------------------------         As
ASSETS                                       Historical   Plan (A)           Fresh Start (B)         Adjusted
------                                       ----------   --------           ---------------         --------
Current assets                               $ 64,517                           $  1,249             $ 65,766
Property, plant and
 equipment, net                                48,568                                176               48,744
Intangibles, net                                7,636                             (7,636)                   0
Net assets of businesses
 held for sale                                 22,439                                                  22,439
Other assets                                    3,757                                                   3,757
                                             --------         --------          --------             --------

                                             $146,917         $  -0-            $ (6,211)            $140,706
                                             ========         ========          ========             ========


LIABILITIES AND
---------------
  STOCKHOLDERS' EQUITY (DEFICIT)
  ------------------------------

Current liabilities                          $ 85,844                           $  1,607 (C)         $ 87,451
Deferred income taxes                           1,394                               (844)(D)              550
Other long-term liabilities                     6,659                              1,000 (C)            7,659
Long-term debt                                 23,274                                298 (C)           23,572
New notes, net of original
 issue discount                                               $   7,474                                 7,474
Liabilities deferred pursuant
 to proceedings under
 Chapter 11                                    86,279           (86,279)                                    0
Stockholders' (deficit) equity                (56,533)           78,805           (8,272)              14,000
                                             --------         ---------         --------             --------

                                             $146,917         $  -0-            $ (6,211)            $140,706
                                             ========         =========         ========             ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE P -- PROCEEDINGS UNDER CHAPTER 11 AND RESTRUCTURING - CONTINUED

NOTES:

(A) Reflects the conversion of certain unsecured obligations to equity in accordance with the Plan and the issuance of $10 million face amount of new subordinated debt which was discounted to fair market value.

(B) Reflects the impact of recording assets and liabilities at fair value under SOP 90-7 assuming a reorganization value of the Company of $14 million at the Effective Date. In determining the reorganization value of the Company, the value for the retained subsidiaries was calculated by considering a number of factors customarily utilized in such valuation methodologies, which was then reduced by actual and estimated liabilities of the Company. For the companies held for sale, the value was derived from the anticipated net realizable value of those companies based primarily on offers received for those assets, which proceeds would be used to reduce a like amount of secured bank debt.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE Q -- QUARTERLY FINANCIAL DATA (UNAUDITED)

                                          FIRST             SECOND              THIRD              FOURTH
                                         QUARTER            QUARTER            QUARTER             QUARTER
                                         -------            -------            -------             -------
                                                         (In thousands, except share data)
1995:
----
  Net sales                              $67,720            $74,355            $76,247             $87,113
  Gross profit                            10,475             12,578             11,740              16,170

  Income before income taxes               3,501              5,399              4,747               6,301

  Net income (A)                           2,219              3,425              3,015               4,913

  Net income per Common
   share (B)                             $   .18            $   .27            $   .24             $   .39
                                         =======            =======            =======             =======

  (A) Fourth quarter net income includes an after tax charge of $1,401,000 for a contractual bonus obligation to the Company's Chairman, President and Chief Executive Officer.

  (B) The sum of the quarterly per Common share amounts does not equal the annual amount reported as per Common share amounts are computed independently for each quarter and the full year based on respective weighted average Common shares outstanding.

                                          FIRST             SECOND              THIRD              FOURTH
                                         QUARTER            QUARTER            QUARTER             QUARTER
                                         -------            -------            -------             -------
                                                         (In thousands, except share data)
1994:
----
  Net sales                              $54,759            $60,584            $60,765             $74,536
  Gross profit                             7,407              9,076              9,038              13,718

  Special charges - Note C                                                       5,956

  Settlement of precon-
   firmation liabilities -
   Note D                                                                          846

  Income (loss) before
   income taxes                            1,143              2,774             (2,640)              5,379

  Net income (loss)                        1,082              3,232             (2,653)              5,169

  Net income (loss) per
   Common share                          $   .09            $   .26            $  (.21)            $   .41
                                         =======            =======            ========            =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE R -- SUBSEQUENT EVENT

On July 17, 1995, the Company's Board of Directors authorized the Company's management to proceed with the sale of its South Coast Terminals, Inc. subsidiary. The Company is in the process of negotiating a definitive agreement with a prospective purchaser, and the ultimate consummation of the sale will be contingent on the occurrence of certain events. For the year ended May 31, 1995, South Coast Terminals had sales of $23,484,000 and total assets at May 31, 1995 of $16,558,000. The Company expects that the proceeds of the sale, as currently contemplated, would be in excess of the Company's investment in South Coast Terminals.

REPORT OF INDEPENDENT AUDITORS


STOCKHOLDERS AND BOARD OF DIRECTORS
SUDBURY, INC.

We have audited the accompanying consolidated balance sheets of Sudbury, Inc. and subsidiaries (the "Company") as of May 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended May 31, 1995 and 1994, the nine-months ended May 31, 1993 and the three-months ended August 31, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sudbury, Inc. and subsidiaries at May 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for the years ended May 31, 1995 and 1994, the nine months ended May 31, 1993 and the three months ended August 31, 1992, in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, effective September 1, 1992, the Company changed its method of accounting for income taxes and post-retirement benefits other than pensions.




                                              Ernst & Young LLP





Cleveland, Ohio
July 17, 1995