Form 10-K, Exhibit 13
period 1996-05-31
SUDBURY INC
filed 1996-08-16
CIK 811801

EXHIBIT 13
- ----------

SELECTED FINANCIAL DATA  (1)

                                   1996       1995        1994         1993         1992
                                 --------   --------   ---------    ---------    ---------
                                       (Dollars in thousands, except per share amounts)
Net Sales:
  Ongoing operations             $302,239   $305,435   $ 250,329    $ 222,410    $ 198,197
  Businesses held for sale                                   315       50,221      156,678
                                 --------   --------   ---------    ---------    ---------
            TOTAL                 302,239    305,435     250,644      272,631      354,875

Special charges (2)                                       (5,956)        (586)
Reorganization items (3)                                               (1,095)     (46,315)
Gain on sale of subsidiary (4)      1,511
Income (loss) before
  extraordinary gain               15,871     13,572       6,830        3,108      (56,410)

Extraordinary gain (5)                                                 78,805

Net income (loss)                  15,871     13,572       6,830       81,913      (56,410)

Net income per common share:
  Fully diluted                      1.23       1.07         .55           (6)          (6)
  Primary                            1.24       1.07         .55           (6)          (6)
Cash dividends per common
  share                                --         --          --           --           --

Assets                            132,352    129,637     114,200      116,456      162,233
Working capital (deficiency)       22,891     15,762      19,667       19,148      (27,583)
Short-term obligations                282        678       2,300        3,088       60,874
Long-term debt                     10,113     17,978      29,961       45,984       23,931
Liabilities deferred pursuant
  to Chapter 11                                                                     86,279
Serial preferred stock                                                               7,563
Stockholders' equity (deficit)     62,612     44,552      29,410       16,808      (56,833)


- ----------
(1) As discussed more fully in Note Q of the financial statements, the Company emerged from Chapter 11 of the U.S. Bankruptcy Code on September 1, 1992 and adopted Fresh Start reporting at that date. Accordingly, financial data presented for periods subsequent to the date of emergence are not comparable to prior periods.

(2) Refer to Note D of the financial statements for a further discussion of 1994 special charges. The 1993 special charges represent consulting and other expenses incurred under the Company's restructuring program.

(3) Reorganization items represent charges recorded in conjunction with the Company's restructuring program.

(4) As discussed more fully in Note C of the financial statements, the Company sold its South Coast Terminals, Inc. subsidiary in December 1995.

(5) An extraordinary gain resulted from the forgiveness of prepetition liabilities under the Company's amended Plan of Reorganization.

(6) Calculations of net income per share are not meaningful as a result of the Company's reorganization described in Note Q of the financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS - FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995:

SALES. The Company's net sales for fiscal 1996 decreased by 1% to $302.2 million from $305.4 million in the prior year. Fiscal 1996 results included sales of $13.5 million from South Coast Terminals, Inc. ("South Coast") prior to its divestiture in December 1995. South Coast's fiscal 1995 sales were $23.5 million. After adjusting for the impact of the sale of South Coast, sales from the Company's other five subsidiaries increased by $6.8 million or 2.4% in fiscal 1996 over the prior year. This sales improvement came from a $29.5 million increase in net new business, $3.0 million of price increases and a $25.7 million decrease in sales of existing products.

The Company's Industrial Powder Coatings, Inc. ("IPC") and Wagner Castings Company ("Wagner") subsidiaries generated sales increases over the prior year. IPC's sales growth resulted primarily from the production of its new blank coating line facility in Louisville, Kentucky. The blank coating facility sales were $13.5 million of which $10.5 million represented the pass through of steel blank material cost. Partially offsetting this increase were reductions in IPC's volume due to an automotive model changeover affecting its coil spring coating business and a general slowing in automotive orders. At Wagner, $10.6 million of net new business came from Wagner's presence on Ford Motor Company's North American version of its "World Car" program and on other automotive vehicle platforms. During fiscal 1996, the Company's sales to the automotive industry were $181 million which is a 3% decrease from the prior year level of $186 million. The decrease resulted from the previously discussed volume declines at IPC. The remaining companies' sales as a whole were down $6.7 million when compared to the prior year period due principally to slowing in the liquid propane gas regulator valve and electric hand tool markets.

GROSS PROFIT. Gross profit (net sales less costs of products sold) for fiscal 1996 decreased by $2.5 million to $48.5 million from $51.0 million. Gross profit as a percentage of net sales was 16.1% for fiscal 1996 compared to 16.7% in the prior year. The decrease in the margin rate resulted from both the sale of South Coast, whose gross margins were higher than the average for the Company's other subsidiaries and the impact of the pass through of $10.5 million of steel blank material costs at IPC described previously. Partially offsetting these items were favorable effects of cost and productivity improvements at the Company's Wagner and Iowa Mold Tooling ("IMT") subsidiaries.

SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses as a percentage of net sales decreased to 8.5% in fiscal 1996 from 9.3% in the prior year. In terms of dollars, such expenses decreased from $28.3 million in the prior year to $25.6 million in fiscal 1996. The decrease resulted primarily from the impact of the sale of South Coast and lower expenses recorded for a contractual bonus obligation. The sale of South Coast in December 1995 resulted in $1.3 million less expense in fiscal 1996 when compared to the prior year. In fiscal 1996 the Company recorded expense of $2.8 million related to the final determination of a contractual bonus established in its 1992 employment agreement with Jacques R. Sardas, Chairman, President and Chief Executive Officer of the Company. As discussed in Note D to the consolidated financial statements, the expense was based on the appraised value of the Company by an independent investment banking firm. In the prior year, the Company recorded expense of $3.4 million related to the contractual bonus.

INTEREST EXPENSE. Interest expense decreased by $1.5 million due to significantly lower borrowing levels and reduced interest rates under the Company's new revolving credit facility.

GAIN ON SALE OF SUBSIDIARY. The Company divested its South Coast subsidiary in December 1995 and recorded a gain before income taxes of $1.5 million on the transaction.

OTHER INCOME. Other income increased by $.8 million due principally to the settlement of an environmental matter related to a business sold by the Company in 1992 which resulted in the receipt of escrowed funds and insurance proceeds.

INCOME TAX EXPENSE. Income tax expense increased by $1.8 million from $6.4 million in the prior year (an effective tax rate of 32%) to $8.2 million in fiscal 1996 (an effective tax rate of 34%). The fiscal 1996 effective tax rate of 34% was less than the statutory rate of 35% principally due to the impact of income tax benefits recognized in conjunction with the sale of South Coast. The fiscal 1995 effective tax rate differed from the statutory tax rate due principally to income tax benefits associated with the 1992 employment agreement with Mr. Sardas and the utilization of net operating loss carryforwards. The deferred tax asset valuation allowance was reduced by $.3 million and $2.1 million in fiscal 1996 and 1995, respectively, as a result of management's evaluation of the future realization of certain deferred tax assets.

As of May 31, 1996, the Company had recognized a net deferred tax asset of $2.1 million which relates principally to net operating loss carry forwards and future income tax benefits associated with the 1992 employment agreement with Mr. Sardas. Valuation allowances have been established for those deferred tax assets for which management believes there does not exist sufficient objective evidence to support their recognition under generally accepted accounting principles.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS - FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994:

SALES. The Company's net sales for fiscal 1995 increased by 22% to $305.4 million from $250.6 million in fiscal 1994. This sales improvement of $54.8 million came from a $27.3 million increase in sales of existing products, $21.1 million of net new business and $6.4 million of price increases.

Each of the Company's subsidiaries experienced sales increases over fiscal 1994. During fiscal 1995 the Company's sales to the automotive industry improved to $186 million which is a 26% increase over the prior year level of $148 million. The Company's Wagner and IPC subsidiaries accounted for most of this increase as their volumes improved in line with the overall rise in demand which occurred during fiscal 1995 in the domestic automotive industry. At Wagner, $10.8 million of new business arose from the start-up of Ford Motor Company's North American version of its "World Car" program which consists of the Ford Contour and Mercury Mystique.

Sales at the Company's IMT subsidiary increased by $8.6 million over fiscal 1994 as a result of improvements in several of its construction related markets.

GROSS PROFIT. Gross profit (net sales less costs of products sold) for fiscal 1995 increased by $11.7 million to $51.0 million from $39.3 million in fiscal 1994. Gross profit as a percentage of net sales was 16.7% for fiscal 1995 compared to 15.7% in fiscal 1994. The increase in margin rate came from increased sales volume, improved operating efficiencies and a $.9 million favorable impact in scrap steel prices at Wagner as scrap steel prices did not escalate as rapidly as they had in the prior year. Commitments with most of Wagner's major customers allow Wagner to pass on the majority of increases or decreases in the cost of scrap steel to these customers, however, these adjustments are generally passed along three to six months subsequent to the time the change occurs.

SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses as a percentage of net sales decreased to 9.3% in fiscal 1995 from 9.6% in fiscal 1994 due principally to higher sales. In terms of dollars, such expenses increased by $4.2 million due primarily to a $3.3 million increase in the expense related to a contractual bonus accrued for Jacques R. Sardas, Chairman, President and Chief Executive Officer of the Company under his 1992 employment agreement as discussed in footnote D of the consolidated financial statements. Also impacting the increase in selling and administrative expenses was an increase in selling expenses associated with higher sales.

SPECIAL CHARGES. Special charges of $6.0 million were recognized in fiscal 1994 in connection with the 1992 employment agreement with Mr. Sardas. These charges include expenses of $4.7 million associated with stock options and a $1.3 million bonus accrual. The charge relating to the stock options was noncash and no future charges will be required to account for these options.

INTEREST EXPENSE. Interest expense decreased by $.9 million due to reductions in debt as a result of the Company's cash flow from operations. Partially offsetting this reduction was an increase in the interest rate on the Company's bank indebtedness due to increases in the base interest rates.

INCOME TAX EXPENSE. Income tax expense of $6.4 million in fiscal 1995 (an effective tax rate of 32%) represented a significant increase over the income tax benefit of $.2 million recorded in fiscal 1994. In fiscal 1995, the Company fully utilized its net operating loss carryforwards generated subsequent to the Company's emergence from Chapter 11 and therefore became subject to income taxes on its earnings during the year. The effective tax rate of 32% is less than the statutory rate of 35% due principally to the impacts of income tax benefits associated with Mr. Sardas' 1992 employment agreement and the utilization of net operating loss carryforwards. During fiscal 1995, the deferred tax asset valuation allowance was reduced by $2.1 million as a result of management's evaluation of the future realization of certain deferred tax assets. In fiscal 1994, the income tax benefit resulted from refunds received by the Company due to the favorable resolution of certain state tax disputes.

As of May 31, 1995, the Company had recognized a net deferred tax asset of $3.8 million which relates principally to net operating loss carryforwards and future income tax benefits associated with Mr. Sardas' 1992 employment agreement. Valuation allowances have been established for those deferred tax assets for which management believes there does not exist sufficient objective evidence to support their recognition under generally accepted accounting principles.


LIQUIDITY AND CAPITAL RESOURCES

During fiscal 1996 operating activities provided cash of $18.3 million compared to $32.0 million in the prior fiscal year. The change resulted from an increase in working capital which included the payment of a contractual bonus obligation of $7.25 million to Mr. Sardas under his 1992 employment agreement. As discussed in footnote D to the consolidated financial statements, the bonus payment made in January 1996 was based on the appraised value of the Company by an independent investment banking firm.

At May 31, 1996, long-term debt (including current maturities) was $10.4 million, a decrease of $8.3 million from May 31, 1995. Proceeds from the sale of South Coast of $18.6 million were used to reduce certain long-term debt of South Coast and the Company and to fund capital expenditures. Long-term debt represents 14% of long-term debt plus stockholders' equity at May 31, 1996, compared to 30% at the end of fiscal 1995.

As of May 31, 1996, $1.3 million of the Company's $40 million revolving credit facility ("Credit Facility") was utilized to secure the Company's irrevocable letters of credit and the Company had $38.7 million of additional borrowing capacity under the Credit Facility. The Credit Facility provides the Company the ability to incur capital expenditures of up to $20 million per year for the remaining two year term of the Credit Facility. Subject to certain conditions, the Credit Facility also permits the Company to borrow to fund acquisitions.

Capital expenditures were $22.6 million in fiscal 1996 compared with $16.2 million in fiscal 1995. The increase in capital expenditures was mainly attributable to the modernization project to expand ductile processing capacity at Wagner and the purchase of electrodeposition coating equipment to be utilized by IPC in Monterrey, Mexico.

The Company currently has capital expenditure commitments for fiscal 1997 of $3.4 million, most of which relates to the completion of Wagner's modernization project. The Company currently anticipates spending approximately $15 million for capital expenditures in fiscal 1997.

The Company believes that funds available under the Credit Facility and funds generated from operations will be sufficient to satisfy its anticipated operating needs and capital improvements for fiscal 1997.

OTHER MATTERS. As approximately 60% of the Company's sales are dependent on the automotive markets in the United States and Europe, related profits will be dependent on sales of vehicles in these markets in the future.

The Company's current and previous businesses operate in a variety of locations where environmental situations could exist based on current or past operations. Certain operating and non-operating subsidiaries of the Company have been named as potentially responsible parties liable for cleanup costs by the United States Environmental Protection Agency, state regulatory authorities and private parties with respect to several sites in various states, including Minnesota, Ohio, Pennsylvania and Texas. The Company continues to evaluate the environmental conditions and its potential liability at these sites.

The Company has initiated corrective action and/or preventive environmental projects to ensure the safe and lawful operation of its facilities. For known environmental conditions, the Company, with the assistance of environmental engineers and consultants, has accrued $4.0 million to cover estimated future environmental expenditures. While the ultimate result of both known and unknown environmental conditions cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on its financial condition, results of operations, or cash flows.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


The Company's Common Stock is listed on the Nasdaq Stock Market ("Nasdaq") under the symbol SUDS. During fiscal 1996, the high and low closing bid quotations as reported on Nasdaq ranged from a high bid of $9.625 to a low bid of $6.375. During fiscal 1995, the high and low closing bid quotations as reported on Nasdaq ranged from a high bid of $7.375 to a low bid of $5.125.

The following table sets forth the high and low closing bid quotations as reported on Nasdaq. The prices represent quotations between dealers without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

PERIOD                                   HIGH               LOW
- ------                                   ----               ---
YEAR ENDED MAY 31, 1996
- -----------------------
First quarter                           $8.50              $6.375
Second quarter                           9.375              7.75
Third quarter                            8.375              7.25
Fourth quarter                           9.625              7.50


YEAR ENDED MAY 31, 1995
- -----------------------
First quarter                           $7.00              $6.125
Second quarter                           7.375              6.25
Third quarter                            6.75               5.125
Fourth quarter                           7.125              5.75


On August 2, 1996, there were approximately 1,200 record holders of the Company's Common Stock.

The Company has never paid dividends on shares of Common Stock and does not expect to pay dividends in the foreseeable future.

                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

                         SUDBURY, INC. AND SUBSIDIARIES
                         ------------------------------



                                                                     Year Ended May 31,
                                                           -----------------------------------
                                                              1996         1995         1994
                                                           ---------    ---------    ---------
(Dollars in thousands, except per share amounts)

Net sales                                                  $ 302,239    $ 305,435    $ 250,644

Costs and expenses:
  Costs of products sold                                     253,696      254,472      211,405

  Selling and administrative expenses                         25,599       28,333       24,109

  Special charges                                                                        5,956
                                                           ---------    ---------    ---------
     OPERATING INCOME                                         22,944       22,630        9,174

Interest expense - net                                        (1,441)      (2,974)      (3,848)
Gain on sale of subsidiary                                     1,511
Settlement of preconfirmation liabilities                                                  846
Other income                                                   1,095          292          484
                                                           ---------    ---------    ---------

Income before income taxes                                    24,109       19,948        6,656
Income tax expense (benefit)                                   8,238        6,376         (174)
                                                           ---------    ---------    ---------

    NET INCOME                                             $  15,871    $  13,572    $   6,830
                                                           =========    =========    =========

Net income per Common share:
   Primary                                                 $    1.24    $    1.07    $     .55
                                                           =========    =========    =========
   Fully diluted                                           $    1.23    $    1.07    $     .55
                                                           =========    =========    =========

Average Common shares and share equivalents outstanding:
   Primary                                                    12,815       12,651       12,330
                                                           =========    =========    =========
   Fully diluted                                              12,883       12,670       12,482
                                                           =========    =========    =========




See notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------

                         SUDBURY, INC. AND SUBSIDIARIES
                         ------------------------------


(Dollars in thousands)

ASSETS
- ------

                                                     May 31,
                                               -------------------
                                                  1996       1995
                                               --------   --------
CURRENT ASSETS
     Cash and cash equivalents                 $ 10,645   $  3,548
     Accounts receivable, less allowance
       for doubtful accounts
       (in 1996: $595; in 1995: $498)            38,299     41,800
     Inventories                                 18,871     18,124
     Deferred taxes                                 218      2,554
     Other                                        3,680      4,722
                                               --------   --------

                    TOTAL CURRENT ASSETS         71,713     70,748

PROPERTY, PLANT AND EQUIPMENT
     Land and land improvements                   1,421      2,263
     Buildings                                    8,466     17,334
     Machinery and equipment                     66,833     53,580
                                               --------   --------
                                                 76,720     73,177
     Less accumulated depreciation               21,247     18,931
                                               --------   --------

      NET PROPERTY, PLANT AND EQUIPMENT          55,473     54,246

OTHER ASSETS                                      5,166      4,643
                                               --------   --------

                                               $132,352   $129,637
                                               ========   ========




See notes to consolidated financial statements.

                     --------------------------------------

                         SUDBURY, INC. AND SUBSIDIARIES
                         ------------------------------


(Dollars in thousands)

LIABILITIES AND STOCKHOLDERS' EQUITY
- ------------------------------------

                                                        May 31,
                                                ----------------------
                                                   1996         1995
                                                ---------    ---------
CURRENT LIABILITIES
   Trade accounts payable                       $  26,606    $  25,891
   Accrued compensation and employee benefits       8,018       14,286
   Accrued income taxes                             3,773        4,074
   Other accrued expenses                          10,143       10,057
   Current maturities of long-term debt               282          678
                                                ---------    ---------

     TOTAL CURRENT LIABILITIES                     48,822       54,986

LONG-TERM DEBT                                     10,113       17,978

OTHER LONG-TERM LIABILITIES                        10,805       12,121


STOCKHOLDERS' EQUITY
  Common Stock--par value $0.01 per share;
    authorized 20,000,000 shares; 10,616,361
    (10,289,883 at May 31, 1995) shares
    issued and outstanding                            106          103
   Additional paid-in capital                      23,731       22,076
   Retained earnings                               39,081       23,210
  Minimum pension liability adjustment - net         (306)        (837)
                                                ---------    ---------

     TOTAL STOCKHOLDERS' EQUITY                    62,612       44,552
                                                ---------    ---------

                                                $ 132,352    $ 129,637
                                                =========    =========




See notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                         SUDBURY, INC. AND SUBSIDIARIES
                         ------------------------------
                 For the Years Ended May 31, 1996, 1995 and 1994


(Dollars and shares in thousands)                                                                                MINIMUM
                                               COMMON STOCK               ADDITIONAL                             PENSION
                                              --------------               PAID-IN           RETAINED           LIABILITY
                                              AMOUNT  SHARES               CAPITAL           EARNINGS           ADJUSTMENT
                                              ------  ------               -------           --------           ----------
BALANCE AT MAY 31, 1993                         $100  10,000               $13,900             $ 2,808            $   -0-

Net income for 1994                                                                              6,830

Stock options to Chief
 Executive Officer (Note K)                                                  5,547

Exercise of participation
 certificates and stock
 options                                           2     234                   680

Tax benefits from exercise
 of stock options                                                               97

Adjustment for minimum
 pension liability - net                                                                                             (554)
                                               -----  ------               -------             -------            -------

BALANCE AT MAY 31, 1994                          102  10,234                20,224               9,638               (554)

Net income for 1995                                                                             13,572

Exercise of participation
 certificates and stock
 options and other - net                           1      56                   718

Tax benefits from exercise
 of stock options                                                              188

Utilization of net operating
 loss carryforwards and recog-
 nition of deferred tax asset                                                  946

Adjustment for minimum
 pension liability - net                                                                                             (283)
                                               -----  ------               -------             -------            -------

BALANCE AT MAY 31, 1995                          103  10,290                22,076              23,210               (837)

Net income for 1996                                                                             15,871

Exercise of participation
 certificates and stock
 options and other - net                           3     326                 1,248

Tax benefits from exercise
 of stock options                                                               91

Utilization of net operating
 loss carryforwards                                                            316

Adjustment for minimum
 pension liability - net                                                                                              531
                                               -----  ------               -------             -------            -------

BALANCE AT MAY 31, 1996                        $ 106  10,616               $23,731             $39,081            $  (306)
                                               =====  ======               =======             =======            =======


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                         SUDBURY, INC. AND SUBSIDIARIES
                         ------------------------------


(Dollars in thousands)

                                                       Year Ended May 31,
                                               ----------------------------------
                                                 1996         1995         1994
                                               --------    ---------    ---------
OPERATING ACTIVITIES:

  Net income                                   $ 15,871    $  13,572    $   6,830
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
    Depreciation and amortization                 8,995        9,800        8,361
    Gain and tax benefit on sale of
        subsidiary                               (1,657)
    Deferred taxes and other                       (713)      (1,339)        (351)
    Special charges                                                         5,956
  Changes in operating assets and liabil-
   ities net of effect of disposition            (4,221)       9,999        1,041
                                               --------    ---------    ---------
        NET CASH PROVIDED BY
         OPERATING ACTIVITIES                    18,275       32,032       21,837

INVESTING ACTIVITIES:

  Purchases of property, plant and equipment    (22,561)     (16,232)      (6,951)
  Proceeds from sale of businesses               18,576                       666
  Proceeds from collection of notes
   receivable                                                    470        2,362
  Other - net                                       328          230          (17)
                                               --------    ---------    ---------
        NET CASH USED IN INVESTING
         ACTIVITIES                              (3,657)     (15,532)      (3,940)

FINANCING ACTIVITIES:
  Borrowings, refinancings and repayments:
         Long-term borrowings                    55,900      304,861      238,788
         Reductions of debt                     (64,672)    (318,777)    (256,067)
  Common stock issued                             1,251          719          682
                                               --------    ---------    ---------
        NET CASH USED IN FINANCING
         ACTIVITIES                              (7,521)     (13,197)     (16,597)
                                               --------    ---------    ---------

        INCREASE IN CASH AND
         CASH EQUIVALENTS                         7,097        3,303        1,300

Cash and cash equivalents at beginning
 of period                                        3,548          245       (1,055)
                                               --------    ---------    ---------

        CASH AND CASH EQUIVALENTS
         AT END OF PERIOD                      $ 10,645    $   3,548    $     245
                                               ========    =========    =========


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE A -- NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS: Sudbury, Inc. and its subsidiaries (the "Company") operates in one business segment - the manufacture of high-quality industrial products. The Company primarily serves the automotive, appliance and construction markets providing iron, aluminum and zinc castings; applications of custom coatings; cranes, truck bodies and related equipment; and precision machined components through its five operating subsidiaries. Over 90% of the Company's sales are made within North America.

CONSOLIDATION: The consolidated financial statements include the accounts of the Company. Significant intercompany balances and transactions have been eliminated.

CASH: The Company considers liquid instruments with initial maturities of 90 days or less at date of purchase to be cash equivalents.

INVENTORIES: Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out method (LIFO) for approximately 68% and 80% of the Company's inventories at May 31, 1996 and 1995, respectively, and by the first-in, first-out (FIFO) method for all other inventories. The FIFO method approximates the current cost.

PROPERTIES AND DEPRECIATION: Property, plant and equipment acquired subsequent to September 1, 1992 are stated at cost. As discussed in Note Q, in conjunction with the emergence from Chapter 11 bankruptcy proceedings, the Company implemented Fresh Start reporting and, accordingly, all property, plant and equipment owned on September 1, 1992 was restated to reflect reorganization value, which approximated fair value in continued use. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets. With minor exceptions straight-line composite rates for depreciation of plant assets are as follows: buildings 20 to 40 years; machinery, equipment and fixtures 10 years. Interest costs of $280,000 and $171,000 were capitalized in fiscal 1996 and 1995, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE A -- NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

NET INCOME PER SHARE: For the fiscal years ended May 31, 1996, 1995 and 1994, net income per common share was calculated by dividing net income applicable to common stock by the average number of shares of common stock outstanding and common stock equivalents. Common stock equivalents include shares issuable on the exercise of stock options and Series A and B Participation Certificates, less an amount equal to the number of shares which could be repurchased from proceeds realized by the Company from the exercise of such securities. The Company's Series C Participation Certificates have not been included in the computation of common stock equivalents because such securities were not exercisable as their current trigger price has not been attained.

INCOME TAXES: The Company accounts for income taxes using the liability method. Deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities measured by the enacted tax rates which will be in effect when these differences reverse.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform to the 1996 presentation.

NEW ACCOUNTING STANDARDS: In 1995, the Financial Accounting Standards Board issued Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") and Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 121 requires that, under certain circumstances, long-lived assets be reviewed for impairment and any applicable impairment loss be recognized. SFAS 123 allows accounting for employee stock options under either the fair value or the intrinsic value method. The Company plans to continue to use the intrinsic value method. These statements, which must be adopted by the Company no later than the first quarter of fiscal 1997, are not expected to have a material effect on the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE B -- INVENTORIES

The components of inventories at May 31 are summarized as follows (in thousands):

                                                        1996      1995
                                                      -------   -------
         Raw materials and supplies                   $ 7,204   $ 7,474
         Work in process                                8,464     7,217
         Finished products                              3,599     3,875
                                                      -------   -------
                 Total at FIFO                         19,267    18,566
         Less excess of FIFO cost over LIFO values        396       442
                                                      -------   -------
                                                      $18,871   $18,124
                                                      =======   =======


NOTE C -- DISPOSITIONS

On December 29, 1995, the Company completed the sale of its South Coast Terminals, Inc. ("South Coast") subsidiary. Proceeds from the sale of $18,576,000 were used to reduce certain indebtedness of South Coast and the Company. The Company recorded a pretax gain of $1,511,000 ($1,657,000 after income taxes) on the sale of South Coast.

Unaudited pro forma consolidated results of operations of the Company, assuming the sale of South Coast had occurred at June 1, 1995 and 1994, are summarized below (in thousands, except per share amounts):

                                                    1996         1995
                                                  --------     --------
         Net sales                                $288,712     $281,951
         Net income                               $ 13,559     $ 12,352
         Net income per Common share              $   1.05     $    .97

During fiscal 1994 the Company sold one business for net cash proceeds of $666,000.


NOTE D -- CHARGES ASSOCIATED WITH EXECUTIVE EMPLOYMENT AGREEMENT

Recorded in the Company's operating results for the years presented under selling and administrative expenses and special charges are charges recorded in connection with the achievement of contractual performance targets established in the January 1992 Employment Agreement ("1992 Employment Agreement") with Jacques R. Sardas, Chairman, President and Chief Executive Officer of the Company. The 1992 Employment Agreement, confirmed as part of the Company's amended Plan of Reorganization (the "Plan") by the United States Bankruptcy Court included the triggering of the exercisability of certain stock options and the payment of a cash bonus in the event the fair value of the Company attains certain values as determined by an independent investment banking firm.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE D -- CHARGES ASSOCIATED WITH EXECUTIVE EMPLOYMENT AGREEMENT - continued

The original charges associated with the 1992 Employment Agreement occurred in fiscal 1994 with $5,956,000 being recorded as special charges. The special charges include a noncash charge of $4,650,000 which represents the estimated value of 653,595 stock options granted to Mr. Sardas on September 1, 1992, which were exercisable in increments after the fair value of the Company exceeded value targets ranging from $15,000,000 to $35,000,000. The Company determined, and an appraisal by an investment banking firm confirmed in accordance with procedures specified in the 1992 Employment Agreement, that performance targets established in the 1992 Employment Agreement had been met as of February 28, 1994 and therefore the options became exercisable.

The remaining $1,306,000 of the fiscal 1994 special charges represents expense associated with the estimated cash bonus payable to Mr. Sardas at the end of the 1992 Employment Agreement in January 1996. The bonus amount equals 5% of the net fair value of the Company in excess of $35,000,000 at the expiration of the 1992 Employment Agreement and was accrued over the term of the 1992 Employment Agreement. Accruals for the bonus expense subsequent to the initial charge made on February 28, 1994 have been included as part of the Company's selling and administrative expenses. In the third quarter of fiscal 1996, the final determination of the bonus amount was made through an appraisal of the net fair value of the Company as provided by the 1992 Employment Agreement. As a result of this appraisal, an additional accrual of $1,977,000 was made in the third quarter of fiscal 1996 and a bonus payment to Mr. Sardas in the amount of $7,250,000 was made. Total expenses related to the contractual bonus, including appraisal costs and employment taxes, which were recorded in selling and administrative expenses, were $2,795,000, $3,407,000 and $80,000 for fiscal 1996, 1995 and the fourth quarter of fiscal 1994, respectively.


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

The Company, using historical trends, actuarially calculates the estimated amount of its current exposure for product liability. The Company is insured for amounts in excess of established aggregate annual deductibles which total $2,500,000 and accrues for the estimated liability described above up to the limits of the deductibles. Other claims and lawsuits are handled on a case-by-case basis. Three subsidiaries of the Company are self-insured for health care to an aggregate annual amount of $7,800,000 and workers' compensation up to $400,000 per incident, above which third party insurance applies.

All operating locations acquired by the Company since 1984 operate in a variety of locations where environmental situations could exist based on current or past operations. Certain operating and non-operating subsidiaries of the Company have been named as potentially responsible parties liable for cleanup of known environmental conditions. For known environmental situations, the Company, with the assistance of environmental engineers and consultants, has accrued $4,038,000 to cover estimated future environmental expenditures. The Company has initiated corrective action and/or preventative environmental projects to ensure the safe and lawful operation of its facilities. There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or accrued at May 31, 1996.

While the ultimate result of the above contingencies cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the consolidated financial position or results of operations of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE F -- CONTINGENCIES AND COMMITMENTS - continued

The Company has an employment agreement with Jacques R. Sardas, its Chairman, President and Chief Executive Officer, which extends through January 1998. The agreement provides that if Mr. Sardas' employment is terminated other than for cause, or from Mr. Sardas' death or disability, the Company continues to be obligated to pay Mr. Sardas the fair value of the common stock underlying the 1,764,706 options he was granted under his 1992 Employment Agreement ( the "Option Stock"). At Mr. Sardas' election the Company is also obligated to purchase the Option Stock at fair value in five separate approximately semi-annual installments commencing February 7, 1996 through January 13, 1998. Under the employment agreement, fair value is determined based on quoted prices on the principal stock exchange on which the Company's Common Stock is traded. Mr. Sardas generally may delay his right to sell any installment of the Option Stock until the next succeeding purchase date. If at that next succeeding purchase date Mr. Sardas does not tender such shares of Option Stock, the Company's obligation to purchase the Option Stock with respect to such installment will terminate. Mr. Sardas has not exercised his right to have the Company purchase the Option Stock subject to the February 7, 1996 installment date and the Company's obligation with respect such purchase has terminated. The Company is the beneficiary of a key-man life insurance policy on Mr. Sardas' life in the amount of $14,000,000. The proceeds of the policy would be used to fulfill the Company's obligation in the event of Mr. Sardas' death.

At May 31, 1996, the Company has commitments to purchase $3,400,000 in machinery and equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE G -- STATEMENTS OF CASH FLOWS INFORMATION


(Dollars in thousands)               1996       1995       1994
                                   -------    -------    -------
Funds provided (used) by changes
 in operating assets and
 liabilities net of effect of
 dispositions are as follows:

   Accounts receivable             $   540    $(2,528)   $(6,370)
   Inventories                      (1,732)       468      1,261
   Prepaid expenses and other        3,220       (702)     6,502
   Trade accounts payable             (304)     7,387     (1,161)
   Accrued liabilities              (5,945)     5,374        809
                                   -------    -------    -------
                                   $(4,221)   $ 9,999    $ 1,041
                                   =======    =======    =======

Cash payments (refunds):
   Interest                        $ 1,116    $ 2,794    $ 3,635
   Taxes                             6,225      3,711       (154)


NOTE H -- LONG-TERM DEBT

Long-term debt consisted of the following at May 31 (in thousands):

                                             1996      1995
                                           -------   -------
Revolving Line of Credit                             $ 5,479
Subordinated Notes                         $ 9,027     8,461
PIK Notes                                      665       665
Industrial Revenue Bonds                                 450
Real estate mortgage notes                             2,392
Other                                          703     1,209
                                           -------   -------
                                            10,395    18,656
     Less current maturities                   282       678
                                           -------   -------
                                           $10,113   $17,978
                                           =======   =======

The Company has a secured $40,000,000 credit facility ("Revolving Line of Credit") which expires on May 30, 1998. The Revolving Line of Credit provides a $40,000,000 revolving credit commitment and an option to convert up to $15,000,000 of the revolving credit commitment to a term loan. The Revolving Line of Credit is secured by substantially all assets of the Company and its subsidiaries. The Company's five subsidiaries are guarantors of the Revolving Line of Credit. Covenants require the Company to maintain certain fixed charge, interest coverage, net worth and leverage ratios.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE H -- LONG-TERM DEBT - continued

As of May 31, 1996, $1,280,000 of the Revolving Line of Credit was utilized to secure the Company's irrevocable letters of credit. These letters of credit were issued primarily for insurance purposes. As of May 31, 1996, the Company had the ability to borrow an additional $38,720,000 under the Revolving Line of Credit. The Revolving Line of Credit bears interest at the prime rate or at the London Interbank Offered Rate ("LIBOR"), plus a marginal rate based on the leverage and fixed charge ratios of the Company ranging from 1/2% to 1 1/2% (.75% at May 31, 1996). The Revolving Line of Credit has unused facility fees of .25% and letter of credit fees equal to the marginal rate on LIBOR loans payable on a quarterly basis.

The Subordinated Notes due September 1, 1997 represent $9,831,000 principal amount of 8 3/5% Senior Subordinated Pay-In-Kind Notes issued in accordance with the Plan on September 1, 1992. Due to the below market interest rate for this type of debt instrument at issuance, a discount of $2,526,000 was recorded against this debt at the time of its issuance, making the effective rate 16%. The discount is being amortized over the five year term of the indebtedness. At May 31, 1996, the unamortized debt discount was $804,000. Interest is payable semi-annually, however, prior to the refinancing of the Company's bank debt in May 1993, the Subordinated Notes provided that interest payments would be made through the issuance of additional promissory notes in the aggregate principal of the amount of interest owed (the "PIK Notes"). The terms and conditions of the PIK Notes are identical to the Subordinated Notes.

The future maturities of long-term debt outstanding at May 31, 1996 for the four fiscal years ending May 31, 2001 are as follows: $10,859,000 in 1998, $21,000 in 1999, $22,000 in 2000 and $15,000 in 2001.


NOTE I -- OTHER LONG-TERM LIABILITIES

Amounts classified under the caption "Other Long-Term Liabilities" at May 31 consist of the following (in thousands):

                                                     1996                1995
                                                    -------            -------
   Environmental reserves                           $ 2,954            $ 3,751
   Accrued pension costs                              3,111              4,175
   Post-retirement benefit obligations                3,238              2,523
   Reserves for self-insurance and other              1,502              1,672
                                                    -------            -------

                                                    $10,805            $12,121
                                                    =======            =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE J -- PARTICIPATION CERTIFICATES

Under the provisions of the Plan, as of September 1, 1992, holders of the Company's pre-reorganization Common Stock and Serial Preferred Stock were granted Series A, Series B and Series C Participation Certificates. The Series A Participation Certificates are rights to purchase 619,194 shares of Common Stock and expire on September 1, 1996. The Series B Participation Certificates are rights to purchase 651,784 shares of Common Stock and expire on September 1, 1999. The Series C Participation Certificates are rights to purchase 1,448,410 shares of Common Stock and expire on September 1, 2002. The Participation Certificates are subject to adjustment for changes in the Company's capitalization.

The Series A and B Participation Certificates have increasing exercise prices and are as follows:

                                                            Exercise Price
                                                        -----------------------
                                                        Series A       Series B
                                                        --------       --------
         September 1, 1995 - August 31, 1996             $3.27          $5.86
         September 1, 1996 - August 31, 1997              N/A            6.04
         September 1, 1997 - August 31, 1998              N/A            6.34
         September 1, 1998 - August 31, 1999              N/A            6.66

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

                                                       Trigger       Exercise
                                                        Price          Price
                                                       -------       --------
         September 1, 1995 - August 31, 1996            $10.03        $5.015
         September 1, 1996 - August 31, 1997             10.33         5.165
         September 1, 1997 - August 31, 1998             10.85         5.425
         September 1, 1998 - August 31, 1999             11.39         5.695
         September 1, 1999 - August 31, 2000             11.96         5.980
         September 1, 2000 - August 31, 2001             12.55         6.275
         September 1, 2001 - August 31, 2002             13.18         6.590

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE J -- PARTICIPATION CERTIFICATES  - continued

Participation Certificate activity was as follows:

                                               Series A          Series B         Series C
                                               --------          --------         ---------
         Outstanding at May 31, 1993            619,194           651,784         1,448,410
              Exercised                        (172,300)          (11,632)
                                               --------           -------         ---------
         Outstanding at May 31, 1994            446,894           640,152         1,448,410
              Exercised                         (33,766)          (20,121)
                                               --------           -------         ---------
         Outstanding at May 31, 1995            413,128           620,031         1,448,410
              Exercised                        (204,796)          (55,182)
                                               --------           -------         ---------
         Outstanding at May 31, 1996            208,332           564,849         1,448,410
                                               ========           =======         =========


NOTE K -- EMPLOYEE STOCK OPTIONS

Pursuant to the terms of the Company's 1992 Employment Agreement with Jacques R. Sardas, Chairman, President and Chief Executive Officer of the Company, effective September 1, 1992, Mr. Sardas was granted options for 1,764,706 shares of Common Stock. All such options are currently exercisable, have an exercise price of $.01 per share and a term of five years. As of May 31, 1996, none of the 1,764,706 options had been exercised.

In fiscal year 1994, the Company reached an agreement with Mr. Sardas regarding settlement of his claim that under his 1992 Employment Agreement and related stock option agreement the Company was obligated to protect his 15% effective ownership position in the Company's Common Stock from the dilution created as a result of the issuance of the Series A, B and C Participation Certificates under the Plan. Under this agreement, 479,893 stock options were issued to Mr. Sardas to give him the equivalent of 15% of the total common shares reserved for issuance under the Participation Certificates and these options. The option prices range from $3.17 to $5.69 per share. All of these options are currently exercisable. The Company recorded a charge of $897,000 in selling and administrative expense in fiscal 1994 which represents the difference between the option price and the fair value of the Common Stock.

The Company has long-term incentive plans under which employees may be granted stock options. The 1990 Stock Option Plan allowed for the granting of up to 619,195 options for shares of the Company's Common Stock subject to adjustment for changes in the Company's capitalization. These options are intended to qualify as incentive or non-statutory stock options under the Internal Revenue Code. The option price is the fair market value of the shares on the date of the grant and the options are exercisable over periods ranging from one to ten years after grant date. The 1990 Option Plan was terminated in 1995 and options previously granted under this plan remain outstanding up to November 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE K -- EMPLOYEE STOCK OPTIONS - continued

The Company adopted the 1995 Stock Option Plan which allows for the granting of up to 1,000,000 options. The characteristics of the 1995 Option Plan are similar to the 1990 Stock Option Plan. Options may be granted under the 1995 Stock Option Plan through June 2005.

Stock option activity under the 1990 and 1995 Stock Option Plans was as follows:

                                                                 Shares                Option Prices
                                                                 ------                -------------
         Outstanding at May 31, 1993                             420,000                $1.75 to $3.75

                Granted                                          110,000                $6.875
                Exercised                                        (50,000)               $1.75
                Cancelled                                        (50,000)               $3.75
                                                                 -------

         Outstanding at May 31, 1994                             430,000                $1.75 to $6.875

                Granted                                          115,000                $6.75
                Exercised                                       (160,000)               $1.75 to $3.75
                                                                --------

         Outstanding at May 31, 1995                             385,000                $3.75 to $6.875

                Granted                                          260,000                $7.625 to $8.25
                Exercised                                        (66,500)               $3.75 to $6.875
                Cancelled                                        (20,000)               $6.75 to $6.875
                                                                 -------

         Outstanding at May 31, 1996                             558,500                $3.75 to $8.25
                                                                 =======

At May 31, 1996, there were a total of 2,581,432 options exercisable by employees under the 1990 and 1995 Stock Option Plans and by Jacques R. Sardas at prices ranging from $.01 to $7.625.


NOTE L -- INCOME TAXES

Components of income tax expense (benefit) are as follows (in thousands):

                                        1996          1995          1994
                                      ---------     ---------     ------
Federal - current                     $ 5,041       $  7,436      $  1,511
        - deferred                      1,643         (1,600)       (1,511)
State and local                         1,554            540          (174)
                                      -------       --------      --------
   Total income tax
    expense (benefit)                 $ 8,238       $  6,376      $   (174)
                                      =======       ========      ========

The deferred tax expense (benefit) includes $316,000 and $2,113,000 in fiscal 1996 and 1995, respectively, for reductions in the opening valuation allowance due to the future realizability of deferred tax assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE L -- INCOME TAXES - continued

Reconciliations of the total income tax expense (benefit) from amounts computed by applying the U.S. Federal income tax rate of 35% for fiscal 1996 and 1995 and 34% for fiscal 1994 to income before income tax expense are as follows (in thousands):

                                        1996            1995            1994
                                      --------        --------        ------
Computed tax provision at
 statutory Federal rate               $ 8,438         $ 6,982         $ 2,263
Increase (decrease) in
 taxes resulting from:
   State taxes, net of
    federal income taxes                1,010             351            (113)
   Effect of temporary
    differences and
    reserves                            1,117           2,449          (1,241)
   Utilization of net
    operating loss                       (316)         (3,432)         (1,373)
   Utilization of capital loss         (2,003)
   Other items                             (8)             26             290
                                      -------         -------         -------
                                      $ 8,238         $ 6,376         $  (174)
                                      =======         =======         =======

As discussed in Note Q, the Company emerged from bankruptcy effective September 1, 1992. Upon emergence from bankruptcy, the Company experienced a change in ownership for purposes of Section 382 of the Internal Revenue Code. Under
Section 382 an annual limitation of approximately $900,000 is placed upon the utilization of the Company's existing net operating loss carryforwards as of September 1, 1992. The Company has available as of May 31, 1996 for federal income tax purposes, a net operating loss carryforward of approximately $18,932,000 (of which only $10,125,000 can be utilized given the Section 382 limitations) which expires in 2008.

Significant components of the Company's deferred income tax assets and liabilities at May 31 are as follows (in thousands):

                                                   1996           1995
                                                 --------       ------
Deferred income tax liabilities:
     Book basis of fixed assets in
      excess of tax basis                        $(3,765)       $(5,189)
     Other                                        (2,702)        (2,284)
                                                 -------        -------
       Total deferred tax liabilities             (6,467)        (7,473)

Deferred income tax assets:
     Net operating loss carryforwards              3,544          3,859
     Capital loss carryforwards                                   2,003
     Other accruals and reserves                   8,115         11,050
                                                 -------        -------
       Total deferred tax assets                  11,659         16,912

Valuation allowance                               (3,078)        (5,682)
                                                 -------        -------
   Net deferred tax asset                        $ 2,114        $ 3,757
                                                 =======        =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE L -- INCOME TAXES - continued

A valuation allowance is required when it is more likely than not that deferred tax assets will not be realized. At May 31, 1996, the valuation allowance was attributable to $2,599,000 of net operating loss carryforwards limited by the reorganization as previously disclosed (which will be credited to stockholders' equity when recognized), and $479,000 of other accruals and reserves.


NOTE M -- RETIREMENT PLANS

The Company maintains a defined benefit pension plan that covers the union employees of a subsidiary. Benefits are determined by years of service. The Company's policy is to fund at least the minimum amount required by federal regulations. Pension plan assets consist primarily of common stocks, bonds and government obligations.

The following sets forth the funded status and amounts recognized in the consolidated balance sheets at May 31 (in thousands):

                                                          1996              1995
                                                        --------          -------
       Actuarial present value of:
          Vested benefit obligation                     $23,101           $21,723
                                                        =======           =======
          Accumulated and projected benefit
           obligation                                   $23,932           $22,544

       Plan assets at fair value                         20,516            18,259
                                                        -------           -------

       Plan assets less than projected
        benefits                                         (3,416)           (4,285)

       Items not yet recognized:
           Net loss                                         776             1,398
           Net obligations existing at transition         1,002             1,160
           Prior service cost                                31                36
           Additional minimum liability                  (1,504)           (2,484)
                                                        -------           -------

       Net pension liability                            $(3,111)          $(4,175)
                                                        =======           =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE M -- RETIREMENT PLANS - continued

The components of net periodic pension cost for the defined benefit plan are as follows (in thousands):

                                              1996          1995          1994
                                            --------      --------      ------
Service cost                                $   356       $   369       $   360
Interest cost on projected
 benefit obligation                           1,822         1,782         1,728
Actual return on plan assets                 (3,374)         (822)         (451)
Net amortization and deferral                 1,838          (684)       (1,002)
                                            -------       -------       -------

    Net periodic pension cost               $   642       $   645       $   635
                                            =======       =======       =======

Assumptions for the plan were:

  Discount rate - pension expense             8.25%            8%          8.25%
  Expected long-term rate of return
   on assets                                     9%            9%             9%
  Discount rate - projected benefit
   obligation                                 7.75%         8.25%             8%

The cost for defined contribution plans was $1,229,000, $962,000 and $633,000 in fiscal 1996, 1995 and 1994, respectively. The majority of such plans provide for matching of employee contributions and for discretionary contributions. The defined contribution plans cover hourly and salaried employees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE N -- POST-RETIREMENT MEDICAL PLAN

One of the Company's subsidiaries maintains an unfunded post-retirement welfare plan which provides certain contributory and non-contributory health care and life insurance benefits for employees who retired on or before December 31, 1991 and their dependents. Hourly retirees subsequent to December 31, 1991 are eligible for life insurance coverage upon retirement at age 55 or later with at least five years of service.

The following sets forth the plan's funded status at May 31 (in thousands):

Accumulated post-retirement benefit obligation (APBO):

                                                           1996          1995
                                                          -------       -------
         Retirees                                         $ 9,075       $10,220
         Fully eligible active plan participants              449           420
         Other active plan participants                       315           316
                                                          -------       -------
               Total APBO                                   9,839        10,956

         Unrecognized transition obligation               (11,205)      (11,894)
         Unrecognized net gain                              4,604         3,461
                                                          -------       -------

               Accrued balance sheet liability            $ 3,238       $ 2,523
                                                          =======       =======


Net periodic post-retirement benefit cost included the following components (in thousands):

                                            1996          1995         1994
                                           -------       -------      -----
               Service cost                $    15       $    17      $    16
               Interest cost                   866         1,035        1,031
               Net amortization and
                   deferral                    511           689          654
                                           -------       -------      -------

                  Total expense            $ 1,392       $ 1,741      $ 1,701
                                           =======       =======      =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE N -- POST-RETIREMENT MEDICAL PLAN - continued

The assumed annual rate of increase in the per capita cost of covered health care benefits was 8.5% in 1996 (10.5% in 1995) and the rate is assumed to decrease annually to 5.5% in the year 2000. The assumed annual rate of increase in the per capita cost of covered dental care benefits was 7.0% in 1996 (8.5% in 1995) and the rate is assumed to decrease annually to 5.5% in the year 1998. The per capita health care and dental benefit costs used to compute the APBO were reduced in 1996 to reflect favorable claim experience. A one percentage point increase in the assumed annual cost trend rates would have increased the APBO as of May 31, 1996 by $543,000 and the net periodic post-retirement benefit cost for 1997 by $42,000.

The weighted average annual discount rate used in determining the APBO was 7.75% in 1996 and 8.25% in 1995.


NOTE O -- OPERATING LEASES

Rental expense under operating leases was $3,529,000 in 1996, $3,650,000 in 1995 and $3,406,000 in 1994. Leases are principally for rental of facilities and contain renewal rights to extend the terms from five to fifteen years. At May 31, 1996, future minimum payments under non-cancelable operating leases with initial or remaining terms of more than one year were as follows: 1997 - $2,441,000; 1998 - $2,156,000; 1999 - $1,416,000; 2000 - $1,001,000; 2001 -
$700,000 and $1,085,000 thereafter.


NOTE P -- MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

Net sales to two customers with which the Company has long-standing customer relationships amounted to $42,826,000 and $39,187,000 respectively in 1996, ($46,637,000 and $36,263,000 in 1995 and $34,573,000 and $31,466,000 in 1994).

At May 31, 1996 and 1995, accounts receivable from companies in the automotive and truck industries were approximately 60% and 51%, respectively, of total accounts receivable. Credit is extended based on an evaluation of the customer's financial condition, and generally collateral is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE Q - PROCEEDINGS UNDER CHAPTER 11 AND RESTRUCTURING

On January 10, 1992, the Company filed a petition (relative only to Sudbury, Inc. and not to its subsidiaries) under Chapter 11 of the United States Bankruptcy Code. The Chapter 11 filing was made to implement an agreement in principle which had been reached with the Company's major creditor groups regarding a restructuring plan and the related sales of a substantial number of its business units. The Plan was confirmed by the Bankruptcy Court and the Company was reorganized and adopted Fresh Start reporting effective September 1, 1992.

The Plan implemented a restructuring of the Company by providing for a new amortization schedule for the repayment of the indebtedness owed to its secured lender banks and a significant reduction of the Company's indebtedness to subordinated debtholders and certain other unsecured creditors through the conversion of debt into equity of the restructured Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUDBURY, INC. AND SUBSIDIARIES


NOTE R -- QUARTERLY FINANCIAL DATA (UNAUDITED)

                              FIRST       SECOND         THIRD        FOURTH
                             QUARTER      QUARTER       QUARTER       QUARTER
                             -------      -------       -------       -------
                                     (In thousands, except share data)
1996:
- -----
  Net sales                  $71,213      $76,560       $73,428       $81,038

  Gross profit                11,021       13,215        10,557        13,750

  Gain on sale of
   subsidiary - Note C                                    1,511

  Income before income taxes   4,235        6,424         5,144         8,306

  Net income (1)               2,689        4,080         3,829         5,273

  Net income per
   Common share (2)          $   .21      $   .32       $   .30       $   .41
                             =======      =======       =======       =======


                              FIRST       SECOND         THIRD        FOURTH
                             QUARTER      QUARTER       QUARTER       QUARTER
                             -------      -------       -------       -------
                                     (In thousands, except share data)
1995:
- -----
  Net sales                  $67,720      $74,355       $76,247       $87,113

  Gross profit                10,475       12,578        11,740        16,170

  Income before income taxes   3,501        5,399         4,747         6,301

  Net income (3)               2,219        3,425         3,015         4,913

  Net income per Common
   share (2)                 $   .18      $   .27       $   .24       $   .39
                             =======      =======       =======       =======

  (1) Third quarter net income includes an after tax charge of $1,255,000 for a contractual bonus obligation to the Company's Chairman, President and Chief Executive Officer.

  (2) The sum of the quarterly per Common share amounts does not equal the annual amount reported. Common share amounts are computed independently for each quarter and the full year based on respective weighted average Common shares outstanding.

  (3) Fourth quarter net income includes an after tax charge of $1,401,000 for a contractual bonus obligation to the Company's Chairman, President and Chief Executive Officer.

REPORT OF INDEPENDENT AUDITORS


STOCKHOLDERS AND BOARD OF DIRECTORS
SUDBURY, INC.

We have audited the accompanying consolidated balance sheets of Sudbury, Inc. and subsidiaries (the "Company") as of May 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sudbury, Inc. and subsidiaries at May 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1996, in conformity with generally accepted accounting principles.





                                              Ernst & Young LLP









Cleveland, Ohio
July 12, 1996